WESTERN BUSHVELD JOINT VENTURE
PROJECT 1 DECLINE COLLAR
BRPM PLATINUM MINE
SUNDOWN FACILITIES
BRIDGE OVER ELAND RIVER

2010 ANNUAL REPORT

LETTER TO SHAREHOLDERS

MOVING FORWARD ON THE PLATINUM HIGHWAY

Fellow Shareholders,

The theme of this year's annual report is Moving Forward on the Platinum Highway. Our main asset is located north of this famous new highway that travels past 70% of the world's platinum.

MOVING

We are going ahead into construction, as we believe this will achieve best value for our shareholders and it is also the best approach for all stakeholders in our area. We are at the center of more than $4 billion in planned platinum mine development and mine construction. This investment is the result of the world's essential need for platinum and the fact that the best place to get more of it is within a ten kilometre by ten kilometre (six mile by six mile) area where our main project is located.

During the past year we have completed an extensive strategic review of all possible ways forward for the Company, given our near surface high grade platinum deposit. We have looked at options from building the mine, to partnering and hedging in a platinum stream arrangement, to selling the company. We have been assisted in our review by RBC Capital Markets in London. We established an electronic data room and invited several different styles of proposals. We had a great deal of interest in the company and the project and we conducted a lot of work examining tax structures, platinum streams, and partnerships. We had more than one group interested in buying the company and its projects.

After coming very close to several potential transactions we decided the conditions were right to drive ahead and that the transactions proposed could not compete, even on a risk and time adjusted basis, to the value created by simply moving forward.

We said in last year's annual report that the underlying global fundamentals for our business have never been more compelling. The last year has borne this out. The US Dollar price of platinum and palladium has risen substantially. One might think that this would drive new production to market, however, paradoxically during this period a strong South African Rand means that from a South African platinum producer's point of view the Rand basket price has not improved as much as one would think. In order for many of the deep new production scenarios to have an attractive rate of return, a higher US Dollar platinum price is required if the Rand stays strong at a rate of seven Rand to the Dollar as it is currently. Only the best grade and shallowest deposits will be developed profitably in this climate, thereby keeping the Platinum market tight.

PLATINUM GROUP METALS P.1

LETTER TO SHAREHOLDERS (CONT'D)

SPEEDING

The strong South African Rand is a result of a growing, vibrant South African economy, contrary to much of the rhetoric we see about the South African situation. By hosting the World Cup in the past year without major incident, on time, with beautiful new stadiums across the country and a new high speed train from the Johannesburg airport, South Africa showed that it has come a long way, and that it has enormous potential. I was amazed to see how fast the new train in Johannesburg is, travelling at speeds of up to 165 kilometres per hour (100 miles per hour). This is an allegory for the emerging world compared to the developed world. The emerging economies are speeding ahead unencumbered by aging populations and aging infrastructure. China, India and the rest of Asia are growing rapidly and in platinum we hold an essential commodity used in autos, basic manufacturing and jewelry. We see Asia's interest in the platinum sector directly. Jinchuan, a Chinese state company, has proposed to take control of our Black Economic Empowerment partner Wesizwe for an investment and loan totaling approximately USD$870 million. On the North Limb of the Bushveld Complex the Japan Oil, Gas and Minerals National Corporation ("JOGMEC") is investing directly in Platinum Group's War Springs and Waterberg platinum projects. Interestingly, if the proposed deal between Jinchuan and Wesizwe is completed we will have one joint venture with a company controlled by the government of China and two joint ventures with a company controlled by the government of Japan.

THE ROAD AHEAD

We see enormous change in our company in the year ahead as we add to our management team and strengthen for construction. We have identified key contractors and personnel in order to make this change and we have started to implement the needed changes as I write this. We will be working to increase the solid relationships we have built up with the South African Government and the local community for the final permitting and the approval of Mining Authorization as well as our social and labour plan. We take a broad view towards our responsibilities to stakeholders while also being responsible to our shareholders to grow our business as rapidly as possible. We are responsible to the community in which we operate to involve them in the project with new business opportunities as much as possible.

In October 2010, we completed a $143.8M bought deal financing with a team of underwriters lead by BMO, RBC, and GMP. We had excellent participation by our major shareholders and broadened our institutional shareholder base with an overwhelming response to the offering. This financing was oversubscribed and we enlarged it from $100M to $125M to accommodate some of the excess demand. The Agents then exercised a 15% over-allotment right for a further $18.8M.

The objective of the financing is to execute on our right to a 74% project interest and to implement and start construction in accordance with our Updated Feasibility Study dated October 2009. We are currently finalizing our implementation plan to access and develop on ore with the current funding over the next year.

P.2 2010 ANNUAL REPORT

LETTER TO SHAREHOLDERS (CONT'D)

Our objectives for the next year are;

- To establish the site, construct the "box cut" (the opening cut to start underground development in hard rock rather than soil) for mine development and commence underground development
- To file our final Mining Authorization and Social and Labour Plan and to have them approved
- To develop and conclude the complete project financing package for which there is substantial industry interest
- To expand our PGM exposure through joint ventures and other projects

Total capital costs to full production were estimated in the Updated Feasibility Study for the Project at USD$443M. However, this estimate was completed at eight Rand to one US Dollar. With the current exchange rate closer to seven, we will need to find ways to be more efficient and find savings in order to match the original capital cost estimate in Dollar terms.

We are moving forward now. The road ahead, on the platinum highway, is very exciting. We are advancing into construction of a large scale, new, high grade platinum mine in an area where nearly $4B of new expansion is taking place, all of it targeted on platinum reefs deeper and more expensive below us. Our resource grade is also higher than the projects adjacent to us. All of our strategic options are still open and we believe that we have the best opportunity to have the competitive and extraordinary nature of our asset recognized as we are moving forward. We very much appreciate the excellent support of all of our shareholders in allowing the Company now to move forward through their support.

We make the commitment on behalf of all of our employees to advance towards platinum production as quickly as we are safely and responsibly able to.

R. Michael Jones, P. Eng
President, CEO and Co-Founder

PLATINUM GROUP METALS P.3

HIGHLIGHTS

2010

- Completed the "Project Delta" reorganization of the Western Bushveld Joint Venture ("WBJV") assets on April 22, 2010 with the Minister of the Department of Mineral Resources approval, gaining Platinum Group the right to acquire a 74% project interest

- Jinchuan Group, a Chinese state company, announced in June 2010 their agreement to acquire control of the WBJV partner Wesizwe and finance their Frischgewaagd-Ledig project to production

- Completed extensive value engineering and project planning on the WBJV Project 1 Platinum mine, including detailed plans for underground development and project implementation

- Continued exploration drilling on the War Springs Property in the North Limb of the Bushveld Complex, funded by the Government of Japan's State Company, JOGMEC

- Initiated exploration funded by JOGMEC on the Waterberg Project and discovered a previously un-mapped part of the Bushveld Complex

- Continued positive interaction with the communities in the area of our operations including the PTM sponsored second "Annual Friendly Soccer Tournament" with several teams from the nearby communities taking part (Platinum Group's Staff Team was beaten badly by the enthusiastic community teams)

- Had a successful start to our "Eat What You Grow Project" in community schools where over 400 learners participated in a program to teach young children how to grow, harvest, eat and even potentially sell their own food. The project was embraced by the school district and encouraged a message of self-determination

- A deposit was made and positive interaction continued with the State owned utilities negotiating for the delivery of power and water to the WBJV Project 1

- In August 2010 the Company acquired the right to purchase the last large scale piece of surface rights, with accommodation facilities, overlaying the deposit area of the Project 1 Platinum Mine, increasing the Company's holdings to approximately 2,700 ha

Subsequent to fiscal year end August 31st;

- Institutional shareholders showed their support for our Company in September 2010 to exercise Warrants early at $1.75 per share for $6M

- In October 2010 the Company completed a $143.8M bought deal financing with a syndicate of underwriters lead by Canadian investment banks BMO, RBC, and GMP as Joint Book Runners. The overwhelming global broad institutional support for this offering highlights the Company's highly competitive position in platinum and encourages us to drive forward with the construction.

P.4 2010 ANNUAL REPORT

STRATEGY & APPROACH

THE ROAD AHEAD

In 2009 we outlined three strategies - Build It, Hedge It or Sell It. Although these paths are still available, for 2010 we have picked the "Build It" path. The Build It path has three core elements;

1. Drive for Ore

We intend to use the proceeds of the financing to secure our interest in Maseve Investments 11 Pty Ltd., the operational level holding company of WBJV Projects 1 and 3, and establish site infrastructure for the construction of a mine and quickly commence construction. The initial objective of the mine construction is to drive a decline into ore and access the deposit. This objective provides risk mitigation by creating the potential to extract ore for custom milling as a fallback business case. If, as we suspect, the capital markets including debt, equity or other forms of funding are available, we plan to complete the full mine build and project financing.

2. Mine Authorization and Project Finance

During the next year, we will file our formal Mining Rights Application and interact with the Department of Mineral Resources for this permit, which covers all aspects of the potential mining operation from mining to environmental aspects, mining works program, safety and the social and labour plan. We have interacted with the Department over the past year to ensure our application is in good form. During the period of finalization of this Mining Authorization, we will work with project finance groups on completing the overall project finance. We have had solid interest from several senior banks and investment banks in South Africa and Europe. We expect to finalize banking arrangements in parallel with our Mining Authorization over the next year.

3. Community Relationship and Procurement

During the next year while the project is advancing we will be working closely with community leaders and government to find ways that the project can be built efficiently and with maximum involvement by the local community. Our strategy will be built from the ground up from a detailed skills and needs assessment of the community rather than from the top down. We will look for opportunities to break contracts into smaller pieces whereby community members can participate. In our experience, this process is not only value added for the community, it builds community support for the project which is important during the permitting phase and it builds a stable and supportive basis in the community for the project. A healthy community relationship where the community has a vested interest in the project can also lower risk and save money. We have seen extraordinary levels of new construction activity in our area and we will endeavor to support community involvement in not only our project but in regional development as well.

OUR STRATEGIC POSITION

AT THE CENTRE OF $4B IN NEW PLATINUM MINE DEVELOPMENT

Our extraordinary and strong strategic position has been confirmed by the activities around us in the last year. The WBJV Project 1, with an estimated capital cost of $443M, is at the shallow edge of the same reefs or layers where three other large scale projects are in construction for approximately USD$3.6B in capital costs. As shown on the map and photos, the Impala 20 shafts, the Styldrift drift shafts and the Wesizwe / Jinchuan shafts are all down dip and near the WBJV Project 1. These shafts are in various stages of construction and underground development with planned depths of approximately 1100 meters at the shaft bottoms to meet the same Merensky and UG2 reefs that we plan to mine.

Grades and thicknesses are similar at these parts of the deposit with the main differences being capital cost and lead-time. Deep vertical shafts take approximately six to seven years to develop whereas our Feasibility Study plans 2.5 years of development time.

Our area promises to be the center of platinum mining development for the next 20 years and beyond. The last few months have seen take-over bids, retracted IPO's and the entry of new players. Our mineral rights and surface rights are in the centre of the activity.

PLATINUM GROUP METALS P.5

OUR STRATEGIC POSITION (CONT'D)

Proposed water pipeline and power line infrastructure are shown on the map. Electrical power sub stations are also planned for our area. Over the past two years both utilities, Eskom for electricity and Magalies for water, have advanced their detailed engineering and planning for required infrastructure in the area of the WBJV. In planning for water and power, the utilities are estimating a further 25,000 people will move into this area over the next five years. This is not surprising given that more than 12,000 primary jobs are to be created by the planned mining developments in the area.

In late 2010, we secured a purchase option on a large area of surface rights, including an operating hotel and facilities. These surface rights will be essential for location of our mining infrastructure and tailings dams. These surface rights can also play an important role in providing servitudes for water lines, power lines and substations. In addition, the hotel and facilities can provide accommodations for up to 1,000 people. With the enormous amount of development planned in the area, surface rights will be at a premium and we have secured a significant land holding. In addition to our mining needs, community development will be considered as a use for some of the surface rights. The available accommodation and facilities will also play an important role during Project 1 construction.

In terms of community development, the existing hotel and facilities can provide a training centre for ensuring the community can participate in the jobs and opportunities with the mining development during this period. This is an area where we intend to make efforts to find synergies with the other developers in the region so that our facilities can have maximum community benefit.

Our shareholders are in an excellent position with a highly competitive project and a core holding in what promises to be the most active platinum development area in the world in the years ahead. We plan to drive the projects ahead towards production and build a safe, shallow, low cost mine.

THE MARKET

PLATINUM GROUP ELEMENTS: CARS, TRUCKS, CLEAN AIR AND EVERYTHING ELSE

We provide the updated chart we presented first in last year's annual report of the correlation between global vehicle sales and the price of platinum. The impressive correlation continues. Continued tightening of emissions and clean air requirements effectively mandate increasing demand for PGE's (platinum, palladium and rhodium). Contrast this increasing demand with the problems facing the global production of these rare elements and one can see the challenge ahead to meet the world's need for these metals. (SEE CHART ON FACING PAGE)

The platinum market continues to show tightness. In 2009 we saw a small surplus of 285,000 ounces. Overall demand dropped to 7.04 million ounces while supply dropped to 7.3 million ounces including recycling. Both supply and demand were impacted by fall out from the financial crisis in late 2008.

The key driver for the platinum market continues to be auto sales. Auto sales have generally recovered and stabilized in the established markets of the United States and Europe. The growth story for auto sales and platinum consumption in comes from China, India, Brazil and other developing nations. Global auto sales look set to return to the 70 million unit mark with Chinese sales leading the way. China is now the world's largest market for automobiles.

Apart from automobile demand we are witnessing very robust demand from the Chinese jewelry market. While the auto market suffered in 2009 much of the slack in platinum demand was picked up by Chinese consumption of platinum jewelry. Total jewelry demand in 2009 was just over three million ounces with a record two million ounces

P.6 2010 ANNUAL REPORT

THE MARKET (CONT'D)

PLATINUM PRICE VS. GLOBAL AUTO SALES

Platinum
Auto Sales
Platinum US$
Mn Units
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
72
70
68
66
64
62
60
58
56
54
52
50
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Source: J.D. Power and Associates and Johnson Matthey, August, 2010

coming from China. Although jewelry demand has been highly price elastic historically, recent Chinese demand appears to be more than a one-time event. Platinum is the preferred metal of a rising affluent middle class with the number of new consumers in a position to afford discretionary jewelry purchases increasing exponentially. Chinese consumption of platinum jewelry should be sustained going forward.

The supply scenario for platinum continues to be strained based on the operating environment in South Africa. Issues around cost inflation, electricity, metallurgy and safety will likely continue to hinder growth in production. The ability for existing producers to maintain current production levels has been brought into question. Costs and safety issues related to deep replacement projects are leading to slippages in production forecasts while mining grades have dropped significantly as mining of the UG2 reef layer becomes predominant. The strong Rand has put extreme pressure on operating margins and profitability. Many analysts are calling for higher platinum prices to incentivize new capacity and return on investment. We have taken a conservative approach to commodity price valuation in our Updated Feasibility Study with a $1,343 platinum price. The price of platinum is currently hovering around $1,700 per ounce as of October 2010.

The palladium market was in a significant surplus in 2009. Total demand amounted to 7.77 million ounces with supply including recycling coming in at 8.53 million ounces resulting in a 760,000 ounce surplus. There has been considerable speculation recently that the Russian stockpile of palladium has been exhausted. Norilsk, the world's largest producer of palladium has made several public statements recently that the Russian government has completed its liquidation of state owned palladium reserves. These statements should be treated with caution, as the exact extent of state owned palladium has always been a highly guarded secret. Should this be the case it is likely that the palladium market could see increased tightness going forward. Given that the majority of emerging market automobiles are gasoline powered we see a solid market for palladium going forward. In our feasibility study we use $322 per ounce for palladium, a very conservative number compared to the spot level of approximately $600 currently.

The rhodium market has been particularly volatile over the past several years and is almost exclusively reliant on auto demand. The price of rhodium touched $10,000 per ounce in 2008 and has recently settled at the $2,000 level. In 2009 we saw a 241,000 ounce surplus in the rhodium market with 957,000 ounces in supply versus 716,000 ounces in demand. A large portion of platinum mining has shifted to the rhodium rich UG2 reef in South Africa and we anticipate this mining trend to continue leading to a healthy supply of rhodium going forward.

PLATINUM GROUP METALS P.7

THE ROAD AHEAD

0
2
4 Km
Pilanesburg
Water Scheme
C Wesizwe /
Jinchuan Shafts
WBJV Projet 3
B Styldrift Shafts
Impala #20 Shafts
A WBJV Project 1

Power Line

The design for new lines and substations is advancing. PTM can provide key rights of way for the region.

Pilanesburg Water Scheme

Design of water delivery to the WBJV region and all of the new mines is advancing.

P.8 2010 ANNUAL REPORT

Ⓐ Western Bushveld Joint Venture Project 1 - Sundown Facilities

The hotel facilities and surface rights provide a construction base and centre for involving the community in the WBJV Project 1 Platinum Mine.

PLATINUM GROUP METALS

Ⓑ Styldrift Shafts

Shaft construction at Stydrift commenced October 2010. (Photo: Looking South)

Ⓒ Wesizwe / Jinchuan Shafts

Wesizwe/Jinchuan Shafts: Shaft area surface preparations at Wesizwe commenced October 2010.

PLATINUM GROUP METALS P.9

OUR PROJECTS

WESTERN BUSHVELD JOINT VENTURE

The Western Bushveld Joint Venture ("WBJV") is our main asset. The Updated Feasibility Study completed in October 2009 covered only the WBJV Project 1. The adjoining Project 3 provides additional platinum resources.

The WBJV is now held within the project level holding company Maseve Investments 11 Pty Ltd. A Shareholders Agreement governs the venture and Platinum Group Metals Ltd. holds the right to subscribe for additional Maseve shares to increase its interest from 54.75% to 75%. This right is available to Platinum Group until January 2011 for a total subscription price of 408.8M Rand (approximately CAD$60M at current exchange rates). These funds into Maseve are held in escrow for project development. In late 2010, the resources of Project 3 were updated to the Indicated category. Although formal engineering has not yet been completed, internal studies indicate that Project 3 has potential to add to the Company's production profile. Project 3 is in a separate geological setting at 450 metres deep.

The very detailed updated definitive feasibility study by independent engineers including Turnberry Projects of South Africa, Wardrop Engineering of Canada and the UK, Platinum Group's own engineering staff and a team of specialist firms was completed in October 2009. Many of the factors and design aspects used in the Updated Feasibility Study incorporated the input from Anglo Platinum engineering department, which invested in the Study.

Including the costing increases in South Africa that have occurred over the past year, we are confident that we have a solid and conservative design for the mine. One factor being considered carefully at the current time is the South African Rand exchange rate. As a result of the strong and growing South African economy, the Rand is currently at seven Rand to one US Dollar, compared to the Updated Feasibility Study rate of eight Rand to one US Dollar. This has the effect of increasing the US Dollar capital costs of the project. Overall this is partly offset by the spot US Dollar platinum price. The Updated Feasibility Study used a long-term price assumption of USD$1,343 per ounce based on the three year trailing average at the time and this is contrasted with the current price of approximately USD$1,700. Our engineers are also actively working to refine the Project 1 implementation and capital expenditure plan so as to achieve capital cost savings where possible.

ACCOMMODATIONS AT WBJV PROJECT 1

P.10 2010 ANNUAL REPORT

OUR PROJECTS (CONT'D)

The WBJV Project 1 - Details of the Road Ahead

Our engineers and project team are currently planning the details to go forward into construction. We have filed amendments to our prospecting permits that allow us to drive our declines underground in order to access the deposit. We already have a permit that allows for such development however we require an amendment to allow access to the ideal decline locations. We are deciding on the detailed implementation steps and contracts to build the mine now. We plan to go forward with the construction of a 275,000 ounce per year, 3,000 tonnes per day, 4E (platinum, palladium rhodium and gold) mine with the ability to operate an ore access and sale only mine if we become limited by the capital markets.

We continue to work closely with the utilities on the supply of power and water to the project. This is going well. We are looking at ways to cooperate with our neighbors to save costs. Estimations during the implementation design phase of project continue to indicate that we have a solid and conservative design.

We plan to take over the day-to-day management of the Sundown Ranch and surface rights and facilities in the near term and utilize these facilities for an efficient construction camp and as a meeting place to involve the community in the project as much as possible. This program will provide business opportunities for local groups and enterprises.

We intend to work closely with government and the community towards our full mining authorization.

WBJV Project 3

The 2.0 million ounces of resources 4E (platinum, palladium, rhodium and gold) were upgraded to the indicated category in the past year. These resources are part of the 74% ownership structure that covers Project 1 and they are located along strike to the north. The resources on Project 3 are geologically in the same Merensky and UG2 reef layers, and like Project 1 they are about 1.2 to 1.4 metres thick, but they have a different orientation. The reefs on Project 1 dip at approximately 15 degrees to the east from 80 metres deep to 650 metres deep. On Project 3 the reefs are flat lying and are approximately 450 metres from surface. Internal scoping level engineering has indicated that the Project 3 resources could be reached for production from a surface ramp or from the Project 1 underground workings. Engineering is continuing on how this resource may increase production reserves.

Mined Areas
Mine Shafts
Merensky Reef
UG2 Reef
Anglo Platinum
Platmin
Wesizwe / Jinchuan
PTM/PLG
Western Bushveld
Joint Venture
Impala Platinum
Anglo Platinum
Impala
Eastern Platinum
Xstrata
Lonmin
Anglo Plat / RBPlat
PTM/PLG
Sable
Joint Venture

PLATINUM GROUP METALS P.11

OUR PROJECTS (CONT'D)

CANADIAN EXPLORATION

Platinum Group continues to hold a 100% interest in a significant land position, primarily for palladium targets, in the Lac des Iles area near Thunder Bay, Ontario. Recent exploration success by North American Palladium and the restart of their Lac des Iles Mine, along with the improving palladium prices, provides additional interest in this area. New Exploration models for PGE's in the Thunder Bay area have also provided some interesting results. Platinum Group is reconsidering this area and may increase its exploration presence in Ontario as its South African mine build plans successfully advance.

SABLE JOINT VENTURE

Platinum Group acquired prospecting permits by application over a large area of approximately 140 square kilometers on the Eastern end of the Western Limb of the Bushveld Complex adjoining to the east of Xstrata's Eland Platinum Mine. As a result of the complex application process in this area, it has taken considerable time to finalize these rights and transfer them to the proposed joint venture company. This area will be challenging for exploration as it is close to South Africa's capital city Pretoria. Sable Platinum headed by well known former platinum analyst Rene Hochreiter and James Allen can earn a 51% interest from PTM for spending 42M Rand (approximately USD$5.8M) over five years. Drilling is expected to commence in fiscal 2011. Platinum Group will retain a 23% interest, with the Empowerment Partner holding 26%. Initial exploration was encouraging and outlined a clear target for the extension of the UG2 reef from the adjoining Eland Platinum mine operated by Xstrata. Xstrata announced in late 2010 that it planned to expand its exploration efforts to adjoining properties. As the main part of the Western Limb of the Bushveld complex gets deeper, we expect interest in the areas along strike such as the Sable Joint Venture and the WBJV will continue to increase.

P.12 2010 ANNUAL REPORT

OUR PROJECTS (CONT'D)

0 5 10 15 20 Kilometers
Platinum Group Metals
JOGMEC Waterberg Project
Platreef Horizon
Dip of Platreef
Platinum Group Metals
Tweespalk Project
Anglo Platinum
PPRust Mine
2006 Production:
420,100 Ounces PGMs (4E)
~2% of global annual PGM production
(Anglo Platinum 2006 AR)
Future Pits
Platinum Group Metals
JOGMEC War Springs Project
Dip of Platreef

NORTH LIMB OF THE BUSHVELD COMPLEX

War Springs Project

During the year, the Company continued exploration with the Government of Japan's state owned Company JOGMEC, whereby JOGMEC can earn a 35% interest in the project by spending $10M over five years. Expenditures to August 31, 2010 are approximately $2.18M. Platinum Group is the operator of the Project and retains a 35% working interest if JOGMEC completes their earn-in. Exploration to date has found continued bulk tonnage mineralization in the style of the existing deposit. Resources at War Springs are currently being updated. JOGMEC is involved in the technical detail of the project and has contributed new exploration ideas and enthusiasm.

Waterberg Project

Platinum Group acquired prospecting permits by application over 118 square kilometres off the north end of the known Bushveld complex. In early October 2009, a joint venture agreement for JOGMEC to earn a 37% project interest for $3.2M in exploration work was finalized and exploration commenced in 2010. Platinum Group will operate the project and retain a 37% interest, while a Black Economic Empowerment group will hold a 26% interest.

Since October 2009, exploration worked commenced with a detailed soil survey. Initial drilling then confirmed the extension of a new part of the Bushveld Complex covering tens of square kilometres, to our knowledge never explored before. Initial drilling did intersect Bushveld rocks and exploration is continuing. One model that has considerable importance in the North Limb is that of "embayments" or "pockets" in the floor of the Bushveld Complex within the "Platreef Layer". The Platreef is the host of Anglo Platinum's open pit PPRUST mine to the south of Waterberg, also on the North Limb. Detailed magnetic and gravity surveys confirm the potential for large embayment on the north end of the North Limb. Exploration on this project continues at this time and to August 31, 2010 JOGMEC had incurred approximately $555,252 in work expenditures on the project.

PLATINUM GROUP METALS P.13

CORPORATE RESPONSIBILITY

Platinum Group Metals Ltd. is responsible to its shareholders for the execution of its business plan towards the development of world-class platinum mines, thereby maximizing our corporate valuation. Platinum Group is also responsible to the communities where we operate, our employees and to the environment. We take all of these responsibilities seriously and we aim to exceed minimum standards in every area.

Through our reporting and public disclosure we aim to deliver full, true, plain and balanced reporting of our project results. We comply with the US standards for Ethics and Certification. We endeavour to exceed standards on governance and Board independence on matters such as compensation, whistle blowing and audit. We have a privacy policy with respect to all of the personal information that we collect and hold.

Within the Company and externally, we work to foster a climate of entrepreneurial spirit and mutual respect. We insist on open, honest and transparent dialogue and fair dealing.

MINING CHARTER SCORE CARD

Human Resources Development

Our work and interaction with local communities is providing an in-depth insight about the communities where we work and valuable information for our human resources requirements. We aim to source at least 30% of our employees from these areas and we are in process to assess the availability of skills. While we fully recognize the need for a substantial skills development plan, we are aiming for an achievable target over a period of time and we are planning our human resources development program accordingly.

On the ground, we have begun laying the groundwork for a successful human resources development strategy by engaging with key stakeholders in the training industry. Taking a holistic approach, we have included implementation training strategies to benefit local communities and local small businesses, integrating these into our mine's business plan.

Procurement

Our interaction with local business has continued, and an initial assessment of their capabilities indicates a need for upliftment, training and empowerment. We have developed a strategy in our Social and Labour Plan to undertake these necessities for local small business in order for them to benefit from procurement opportunities. These HDSA controlled companies are targeted for involvement in our projects, and our strategic plan will enable us to implement a very effective strategy to involve these businesses.

Employment Equity

Platinum Group Metals Ltd. has achieved a strong level of HDSA participation at the field and technical level through our joint ventures:

- HDSA members have been provided the opportunity to be involved at the senior level in project management and planning.The completion of our updated feasibility study was a valuable experience for many of our HDSA members, enabling them to directly participate and learn from the process. Development of the Project 1 Platinum Mine will once again be a valuable experience.
- Women and new graduates have been targeted for employment and advancement and many have been successful in the industry following the training they received at Platinum Group Metals Ltd.

Migrant Labour

Platinum Group Metals Ltd. has a policy to not discriminate against any migrant labourers or any other qualified applicants.

P.14 2010 ANNUAL REPORT

CORPORATE RESPONSIBILITY (CONT'D)

Mining Community and Rural Development

We have continued with the development of our Social and Labour Plan from the ground up. We have continued a process of consultation with key stakeholders. Community and business forums held last year and this year were well attended and healthy interaction took place.

During 2010 the Company continued its program of fun filled soccer tournaments involving inter-community teams from our WBJV Project area and a team from Platinum Group Metals. The good spirited interaction between our people and the local community provided opportunity to share lots of laughs and helped to deliver a positive message of openness and goodwill. Several hundred people attended the events.

During the last year and earlier in 2009 we initiated and implemented the outfitting of a water borehole, including a pump, storage tanks and piping. We also held an energetic day cleaning the local community of trash. Together with local people, a good example was provided as to how the community can work together to improve their local environment.

During 2010 we had a very satisfying success with the initiation of our "Eat What You Grow" campaign. Working with local educators and volunteers, the Company provided funding to deliver more than 400 young students with self contained garden kits complete with seeds, fertilizer, tools and instructions. We then worked with these students to help them prepare ground for individual vegetable gardens. All of our staff members, from management, skilled professionals to labourers were involved hands on. Other stakeholders were attracted to our initiative, and the program has expanded. The students and participants have made several harvests and have even held contests to see who can grow the most vegetables. The program has helped provide some modest nutritional supplement to the community, but more importantly is delivering a lesson about self determination and improvement. Although this is a small project it can be replicated as we move towards production and it is a vivid reminder of how small practical efforts can make a big difference in the communities where we operate.

K
2

PLATINUM GROUP METALS P.15

CORPORATE RESPONSIBILITY (CONT'D)

PHOTO: MAFENYA SCHOOL

Housing and Living Conditions

- Housing and living conditions are addressed as part of the Social and Labour plan in our mining license application. Platinum Group Metals Ltd. and Wesizwe are both working to develop plans for the region with the objective of improving community living conditions and adding to training capacity.
- The Company is in process to acquire lands and facilities where it can establish community learning centres where both mining and life skills can be taught to members of the community.

Ownership and Joint Ventures

- Platinum Group Metals Ltd. has endeavoured to meet the 26% project ownership target of the Mining Charter from the outset of the WBJV on all of its projects.
- The project operating company is governed by an agreement and a management committee with control over the projects and initiatives whereby active HDSA involvement is expected to continue and grow. The project's 26% partner is Wesizwe Platinum and their shareholder is the broad based empowerment community living near the mine area.
- During 2010 we completed the sale of an 18.5% interest in Project 2 to Wesizwe. This sale of our Project 2 interests was an important contribution to the Wesizwe business model, assisting them to become a successful Black Economic Empowerment mining company in control of their own project. The scale of this project matches attributable production from our WBJV Project 1.

Beneficiation

- It is anticipated that the concentrate produced by Projects 1 and 3 of the WBJV will be smelted and refined in South Africa. Under the terms whereby Anglo platinum was bought out of the WBJV on April 22, 2010, making them a major shareholder of Wesizwe, Anglo retained a 60 day right of first refusal to purchase concentrate from the projects.

P.16 2010 ANNUAL REPORT

Supplementary Information and MD&A for the year ended August 31, 2010

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis (“MD&A”) of the Company focuses on the financial condition and results of operations of the Company for the three and twelve months ended August 31, 2010 and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended August 31, 2010 together with the notes thereto.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

1. Description of business

Platinum Group Metals Ltd. is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in the Republic of South Africa and Ontario, Canada. The Company completed a definitive Feasibility Study in July 2008 and an Updated Feasibility Study in October 2009 with respect to Project 1 of what was then the Western Bushveld Joint Venture (“WBJV”) in the Republic of South Africa. Included in each Study is a declaration of reserves at the time of publication.

On September 2, 2008, the Company announced an agreement in principle to consolidate and rationalize the ownership of the WBJV (the “WBJV Restructuring”). On December 9, 2008, the Company announced the execution of definitive agreements formalizing the earlier announcement. On April 22, 2010 the WBJV Restructuring was completed. The Company now holds its interests in Projects 1 and 3 through its shareholding of project operating company Maseve Investments 11 (Pty) Limited (“Maseve”). See further details below.

The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

2. Discussion of operations and financial condition

a)	Results of Operations
For the Three Months Ended August 31, 2010

For the three months ended August 31, 2010, the Company incurred a net loss of $4.14mil (2009 – $1.7mil) or $0.04 per share basic and diluted (2009 – $0.02). The Company earned interest revenue of $9,352 (2009 - $41,315) on cash held in bank accounts. Total expenses for the quarter were $1.9 million (2009 - $2.0 million) as the Company continues to focus on the exploration and development of its mineral interests and corporate development initiatives. General and administrative expenses totaled $1.9 million (2009 - $1.3 million). Professional fees during the quarter amounted to $782,401 (2009 - $355,875) including legal fees, accounting advisory fees and audit and review fees. All of these costs are higher than in the comparative period as the Company had been conducting negotiations, due diligence and drafting of agreements related to strategic options and the acquisition of surface rights. Management and consulting fees during the quarter were $209,014 (2009 - $343,096). Salaries

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.17

Supplementary Information and MD&A for the year ended August 31, 2010 and benefits expensed in the three months totalled $557,592 (2009 - $330,738). Shareholder relations expenses were $25,566 (2009 - $13,126) and travel expenses amounted to $86,914 (2009 - $87,323). For the Twelve Months Ended August 31, 2010 Any reference to “period” hereafter refers to the 12 months ended August 31, 2010.

At August 31, 2010 the Company had cash and cash equivalents of $2.37 million as compared to $32.97 million on August 31, 2009. The decrease in cash during the year was due primarily to an equalization payment made to Anglo Platinum Limited (“Anglo Platinum” or “Anglo”) on April 22, 2010 in the amount of $24.83 million. Accounts receivable at period end totaled $1.27 million (2009 - $344,538) being comprised mainly of an amount receivable on sale of equipment of $652,864 and value added taxes refundable in South Africa of $444,736 and in Canada of $126,803. Accounts payable at year end totaled $1.40 million (2009 - $861,041). Of this amount approximately $230,000 was payable against legal costs, $204,500 was due for advisory and consulting expenses, $187,000 was payable for accounting and tax consulting, and approximately $325,000 was payable for ongoing exploration expenses - much of which will be recoverable from joint venture partner Japan Oil, Gas and Minerals National Corporation (“JOGMEC”).

At August 31, 2010 the Company owed $443,614 to WBJV empowerment partner Wesizwe Platinum Limited (“Wesizwe”) for past expenditures on Project 2 of the WBJV, net of amounts due to/from Wesizwe for expenditures and items related to Projects 1 and 3. At August 31, 2010 the Company held amounts due to JOGMEC for advances against planned work on North Limb joint ventures in the amount of $423,456 (2009 – nil).

During the year the Company had income of $26.66 million (2009 – ($6.96 million) net loss) due primarily to the deemed sale for accounting purposes of the Company’s 18.5% interest in Project 2 of the WBJV to Wesizwe on April 22, 2010 for a gain of $45.62 million. The Company has accrued a future income tax expense related to the deemed sale of $14.58 million. The accrual for future income tax expense is a non-cash item. The Company has determined that this transaction qualified for relief from current taxes payable in accordance with Section 42 of the South African Income Tax Act 58 of 1962. The Company also realized a gain of $2.80 million (2009 – nil) on the sale of marketable securities during the period.

Before a non-cash charge for stock based compensation of $137,600 (2009 - $2.10 million), and not including net interest earned of $442,142 (2009 - $139,548), general and administrative expenses totaled $7.65 million (2009 - $5.33 million). The increase in general and administrative expenses over the comparative period is explained for in part by a foreign exchange loss of $1.01 million (2009 -$322,833 gain) and professional fees of $1.99 million (2009 - $1.08 million). Professional fees include $1.38 million for legal fees, $394,212 for accounting advisory fees and $215,563 for audit and review fees. All of these costs are higher than in the comparative period as the Company had been conducting negotiations, due diligence and drafting of agreements related to strategic options. Management and consulting fees of $1.30 million (2009 - $1.11 million) were higher in the current year due to $306,154 in additional director and senior management fees. The amount of salaries and benefits expensed in the year was slightly higher at $1.89 million (2009 - $1.62 million). Offsetting some of these increased costs were decreased shareholder relations expenses of $166,116 (2009 - $299,397) and lower travel expenses of $416,670 (2009 - $568,413).

Apart from the realized gains described above and net interest of $442,142 (2009 - $139,548) earned on cash deposits during the year, the Company had no other significant revenues. In June 2009 the Company closed a brokered offering for net cash proceeds of $32.16 million. Proceeds of the June 2009 offering were primarily used to pay Anglo Platinum an equalization amount on April 22, 2010 of $24.83 million, for project expenditures and general working capital. In October 2010 the Company raised gross proceeds of $143.81 million on the issue of 70.15 million shares on a bought deal basis (the “Offering”). See item 6. “Liquidity and Capital Resources” below. The net proceeds received by the Company from the Offering were approximately $135.6 million.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.18

Supplementary Information and MD&A for the year ended August 31, 2010

During the year ended August 31, 2010 the Company incurred exploration, engineering and development costs for the Company’s account of $935,407 for Projects 1 and 3 (2009 - $1.24 million). Total WBJV expenditures during the period by all WBJV partners amounted to $2.38 million (2009 - $2.35 million). After April 22, 2010 the WBJV was dissolved and expenditures related to Projects 1 and 3 were conducted by the Company’s 54.75% owned operating subsidiary Maseve. See further details below.

Total global exploration expenditures by the Company during the year, excluding the WBJV, totaled $2.23 million (2009 - $1.07 million). Expenditures in South Africa amounted to $1.99 million (2009 -$930,479) and in Canada to $238,758 (2009 - $136,462). From the amounts incurred in South Africa, cost recoveries in the amount of $1.94 million (2009 -$835,144) were received from JOGMEC, leaving net global expenditures by the Company during the year of $1.22 million (2009 - $1.47 million) which included the Company’s WBJV expenditures.

On April 22, 2010 the Company paid an equalization amount due to Anglo of R 186.28 million (approx. $24.83 million) as required under the terms of the original 2004 agreement amongst the parties to the WBJV (the “WBJV Agreement”). On the same date the Company then completed a transaction originally announced September 2, 2008 with Anglo and Wesizwe whereby the WBJV was dissolved. At the same moment Wesizwe acquired all of Anglo’s rights and interests to the mineral rights underlying the WBJV, retained Anglo’s mineral rights to Project 2, and then transferred all the mineral rights underlying Projects 1 and 3 into project operating company Maseve. The Company also transferred its interests in the mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and that Maseve obtained 100% of Projects 1 and 3. In exchange for the rescission of its 18.5% of Project 2 within the WBJV the Company effectively received a 17.75% interest in Maseve. The Company also received a 37% interest in Maseve in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75%. Wesizwe received a 45.25% initial interest in Maseve. The Company has a right to acquire a further 19.25% interest in Maseve for subscriptions (the “Maseve Subscription Right”) in the amount of R 408.8 million (approx. $58.50 million as of November 26, 2010), thereby allowing the Company to increase its shareholding in Maseve to 74%. The subscription funds paid into Maseve by the Company will be held in escrow to be applied towards Wesizwe’s capital requirements for Projects 1 and 3. The cash subscriptions into Maseve are due by January 17, 2011 or the Company will lose the right to increase its interest to 74%. The Company intends to exercise the Maseve Subscription Right by January 17, 2011.

Under Canadian GAAP the rescission of the Company’s 18.5% interest in Project 2 was accounted for as an arm’s length sale transaction at fair market value on April 22, 2010. The transfer of the Company’s 37% interest in Projects 1 and 3 was accounted for as a continuity of interests and was transferred into Maseve at book cost.

Activities for Projects 1 and 3 during the period included research and data review, prospecting, mapping, detailed engineering, drilling of project areas, geophysical studies, geotechnical work, metallurgical studies and mine plan and scheduling work. The Company has paid the South African power utility Company (ESKOM) deposits against their work to design infrastructure for the delivery of construction power and commercial production power to the property.

An Updated Feasibility Study and revised resource estimation for the Project 1 area of the WBJV was announced October 8, 2009 entitled“Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)”and was filed by the Company on www.sedar.com on November 25, 2009. Results of the Updated Feasibility Study estimated 275,000 ounces of 4E (platinum, palladium, rhodium and gold) per year steady state and show a 23.54% Internal Rate of Return (pre-tax) Base Case, using 3 year trailing metal prices to September 2009, calculated on the monthly averages including US$1,343 per ounce for platinum. The Updated Feasibility Study model includes an escalation factor for construction costs, but does not include escalation due to inflation of operating costs or metal prices.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.19

Supplementary Information and MD&A for the year ended August 31, 2010

Details of the Company’s Revised Attributable Reserves and Resources from the Updated Feasibility Study are shown below at Item 2d. “Exploration Programs and Expenditures”.

The Company maintains three projects in South Africa on the North Limb of the Bushveld Complex; Tweespalk, Waterberg and War Springs. The Tweespalk property is currently being reviewed. During 2008 the Company conducted soil and geological surveys on the War Springs project. On March 17, 2008 the Company published a revised and updated resource calculation for the War Springs project based on drilling and exploration work conducted in the previous three years. (See Item 2d. “Exploration Programs and Expenditures” below).

On March 5, 2009 the Company announced an agreement with JOGMEC, an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. The first and second year JOGMEC option commitments of US$1.5 million have been completed with approximately 12,397 metres drilled to March 31, 2010. Total expenditures incurred by JOGMEC to August 31, 2010 amounted to approximately $2.18 million. Further work programs for War Springs to be funded by JOGMEC in 2010 have been approved and are currently being planned.

In October 2009 the Company entered an agreement with JOGMEC and empowerment company Mnombo Wethu Consultants CC (“Mnombo”) whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of US$3.2 million over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. If required the Company has agreed to loan Mnombo their first $87,838 in project funding and the Company and JOGMEC may assist Mnombo to acquire commercial loans to fund their ongoing requirements, or may choose to allow Mnombo to defer those costs against their share of future proceeds from the project. Total expenditures incurred by JOGMEC to August 31, 2010 amounted to approximately $555,252. An amount of $237,040 was due to JOGMEC at year end. Exploration work consisted of geophysical surveys, ground mapping and compilation of existing data as well as drilling. Further work has been approved by JOGMEC.

Project funding provided by JOGMEC is treated as a reduction in costs reported by the Company.

The Company conducted work programs on its Canadian projects during the years ended August 31, 2008 and 2009 and in the period ended August 31, 2010. A 1,125 metre drill program was completed on the Company’s Lac Des Iles project in the first quarter of 2008 and a further 978 metres was completed in February of 2009. In the year ended August 31, 2010 the Company incurred $238,758 in geophysical and other ground based work in the Thunder Bay area. The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay as a strategic holding against potentially increasing prices for palladium and platinum. Encouraging exploration results for palladium, platinum, nickel and copper continue to be returned and the Company plans to invest further in this area in the future.

For more information about the former WBJV, the Company’s Projects 1 and 3 and the Company’s other mineral properties, please refer to Notes 5. of the Company’s August 31, 2010 audited financial statements and below.

The Company’s complement of staff, consultants and casual workers consists of approximately 30 individuals at present. Office space and support services in Canada and South Africa are being maintained at similar levels in 2010 as compared to 2009.

The Company still actively reviews many potential property acquisitions in the normal course of business. The Company also makes efforts to raise its profile and liquidity in the capital markets.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.20

Supplementary Information and MD&A for the year ended August 31, 2010

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

	Year ended	Year ended	Year ended
	Aug 31, 2010	Aug 31, 2009	Aug. 31, 2008
Interest income	$442,142 (1)	$139,548	$243,339
Net Income (Loss)	$26,660,174 (2)	($6,963,384)	($5,086,589)
Basic Earnings (Loss) per Share	$0.29 (3)	($0.10)	($0.08)
Diluted Earnings (Loss) per Share	$0.28 (3)	($0.10)	($0.08)
Total Assets	$126,991,003 (4)	$67,070,797	$32,492,583
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes:

(1) The Company’s only significant source of revenue during the years ending August 31, 2008 to 2010 was interest revenue from interest bearing accounts held by the Company. The amount of interest earned correlates directly to the interest rate at the time and the amount of cash on hand during the year referenced.

(2) During the year ended August 31, 2010 the Company had net income of $26.66 million. The current year’s income arises from a gain of $2.80 million from selling marketable securities and $45.62 million on the deemed sale for accounting purposes of an 18.5% interest in Project 2 of what was the WBJV. There is also an $14.58 million future income tax associated with this gain. The Company’s net loss during the year ending August 31, 2009 was higher than in 2008 due to several factors. Compensation expense totalled $1.89 million in 2010 and $1.62 million in 2009 as opposed to $1.35 million in 2008. Another factor is the stock compensation expense which totalled $137,600 in 2010 and $2.1 million in 2009 as opposed to $580,128 in 2008. If one removes the effect of these factors from each fiscal year the recorded annual loss is $5.15 million in 2010; $3.25 million for 2009, and $3.16 million for 2008. The remaining general and administrative costs are higher in 2010 than in 2009 and 2008 except for travel expenses and shareholder relations. The Company also had a $1.34 million increase in foreign exchange loss when comparing 2010 to 2009 and a $360,173 increase in foreign exchange gains when comparing 2009 to 2008. The Company had a foreign exchange loss of $37,340 in 2008 to a $322,833 gain in 2009, and then back to $1,013,115 loss in 2010.

(3) Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(4) Total assets had been increasing year-on-year primarily as a result of the Company’s cash balance and continued investment in mineral properties funded by completion of private placement equity financings. At August 31, 2010 the Company held $2.37 million (2009 - $32.97 million; 2008 - $1.78 million) in cash and cash equivalents. The Company’s cash balance at August 31, 2010 was much lower than 2009 but similar to 2008 as it did not complete any equity financings during 2008 and 2010.

The following table sets forth selected quarterly financial information for each of the last eight quarters.

Quarter Ending	Interest &	Net Gain	Net Basic (Loss)
	Other Income(1)	(Loss) (2)	Earnings per Share
August 31, 2010	$9,352	($4,140,280)	($0.04)
May 31, 2010	$220,145	$31,183,948	$0.33
February 28, 2010	$177,201	($975,747)	($0.01)
November 30, 2009	$35,444	$592,253	$0.01
August 31, 2009	$41,315	($1,718,457)	($0.02)
May 31, 2009	$73,959	($1,478,807)	($0.02)
February 28, 2009	$24,172	($1,665,682)	($0.03)
November 30, 2008	$102	($2,100,438)	($0.03)
Explanatory Notes:

(1) The Company’s primary source of revenue during the quarters listed above was interest revenue from interest bearing accounts held by the Company. The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2) Net gains (losses) by quarter are often materially affected by the timing and recognition of large non-cash income, expenses or write-offs. Although there was not any in the quarter ended August 31, 2010 the quarter ended May 31, 2010 included a non-cash realized gain for the deemed sale for accounting purposes of the Company’s 18.5% interest in Project 2 of the WBJV at an estimated fair market value of $45.62 million and a future income tax expense accrual for $14.58 million. In the quarter ended February 28, 2010 there were no non-cash income, expenses or write-offs but for example, the quarter ended November 30, 2009 includes a non-cash charge for stock based compensation in the amount of $137,600, and a non-cash gain realized on marketable securities of $2.1 million. The quarter ended August 31, 2009 includes a non-cash charge for stock based compensation in the amount of $705,750, the quarter ended May 31, 2009 includes a non-cash charge for stock based compensation in the amount of $219,535, the quarter ended February 28, 2009 includes a non-cash charge for stock based compensation in the amount of $373,042, the quarter ended November 30, 2008 includes a non-cash charge for stock based compensation in the amount of $802,409. After adjusting these non-cash charges, the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the past two years as described above at“Discussion of Operations and Financial Condition”.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.21

Supplementary Information and MD&A for the year ended August 31, 2010

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)	Trend Information
Other than the financial obligations as set out in the table provided at Item 6. below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the future to meet both its contractual and non-contractual project related expenditures as set out in the table at Item 6. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital by issuance of securities or by a sale or partnering of project interests in order to meet its ongoing cash requirements. See discussions at item 2. a) “Results of Operations” above and at item 6. “Liquidity and Capital Resources” below. The Company has completed a Feasibility Study for the Project 1 area of the WBJV. If a production decision is taken the Company will pursue both equity and debt financing for its share of the capital requirements for that project.
c)	Risk Factors
The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. For a discussion of risk factors applicable to the Company, see the section entitled “Risk Factors” in the Company’s most recent annual information form filed with Canadian provincial securities regulators, which was also filed as part of the Company’s most recent annual report on Form 40-F with the U.S. Securities & Exchange Commission. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General
Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production.

Additional funding may be required
The Company may not have sufficient cash resources on hand to meet all of the Company’s future financial requirements relating to the exploration, development and operation of the Company’s projects. The Company may require additional financing from external sources, such as joint ventures, debt financing or equity financing, in order to meet such requirements and carry out the future development of the Company’s projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Company’s securities and the interests of shareholders in the net assets of the Company may be diluted. Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects and could have a material adverse effect on the Company’s financial condition, results of operations and liquidity.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.22

Supplementary Information and MD&A for the year ended August 31, 2010

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuations over the last two year period. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

The Company’s business is subject to exploration and development risks

With the exception of Project 1, all of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties. At this stage, favourable drilling results, estimates and studies are subject to a number of risks, including:

the limited amount of drilling and testing completed to date;
the preliminary nature of any operating and capital cost estimates;
the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;
the likelihood of cost estimates increasing in the future;
and the possibility of difficulties procuring needed supplies of electrical power and water.

There is no certainty that the expenditures to be made by the Company or by its joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. The resource and reserve estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition. Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various South African national, provincial, territorial and local governmental authorities. In particular, the Company must obtain a mining right for Project 1 and an Environmental Impact Assessment must be completed. Although it is probable that the Company will be granted a mining right, there can be no absolute assurance that all licenses and permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company has obtained, could have a material adverse impact on the Company.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.23

Supplementary Information and MD&A for the year ended August 31, 2010

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. Several of the Company’s options to acquire properties or surface rights in the Republic of South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand. Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or positive affect on the Company.

Not all of the Surface Rights for Project 1 have been purchased

The Company has purchased or acquired a right to purchase approximately 2,655 hectares (6,560 acres) of contiguous surface rights over the area where all of the proposed infrastructure will be located as designed in the Updated Feasibility Study. The Company owns approximately 942 hectares outright and has paid a 10% deposit of R13.0 million (approx. $1.85 million) on the purchase of approximately 1,713 hectares, including significant surface facilities. The 100%-owned areas comprising approximately 942 hectares do not all overlay the Company’s mineral rights and do not overlay the main area where the proposed infrastructure will be located and they have not been tested for geotechnical suitability. Amendments to the mine plan, capital and operating cost estimates that would be required to relocate the mine infrastructure to these properties have not been undertaken. An allowance for the cost of purchasing surface rights was included in the Updated Feasibility Study. The failure to complete the purchase of the 1,713 hectare property described above will likely increase the costs of developing Project 1 and it may prevent or delay the development of Project 1.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

South African foreign exchange controls may limit repatriation of profits

Loan capital or equity capital may be introduced into South Africa through a formal system of exchange control. Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident. Approved loan capital is generally remittable to a non-resident company from business profits. Dividends declared by a non-listed South African company are remittable to non-resident shareholders. However, there can be no assurance that restrictions on repatriation of earnings from the Republic of South Africa will not be imposed in the future.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.24

Supplementary Information and MD&A for the year ended August 31, 2010

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company and its directors and officers may be limited due to the fact that a majority of these persons reside outside of the United States and, in respect of the Company’s directors and officers, their assets are located outside the United States. There is uncertainty as to whether Canadian courts would: (i) enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws. In Canada, civil rights are within the legislative jurisdiction of the Provinces and Territories. The Province of British Columbia, in which the Company and all of its directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

The Company is subject to significant governmental regulation

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

environmental protection; management and use of toxic substances and explosives;
management of natural resources;
exploration, development of mines, production and post-closure reclamation; exports; price controls;
taxation;
regulations concerning business dealings with local communities;
labour standards and occupational health and safety, including mine safety;
and historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company’s operations are subject to environmental laws and regulation that may increase the Company’s costs of doing business and restrict its operations Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.25

Supplementary Information and MD&A for the year ended August 31, 2010

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date. However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse affect on the Company’s financial performance.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities. The Company has limited experience with development-stage mining operations Although there are personnel within the Company who have experience with development stage mining operations, the Company’s ability to place projects into production will be dependent upon using the services of both mining contractors and additional appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available the necessary expertise when and if the Company places its mineral properties into production.

The Company has a history of losses and it anticipates continuing to incur losses for the foreseeable future The Company has a history of losses including net losses of $6,963,384 in the year ended August 31, 2009; $5,086,589 in the year ended August 31, 2008; and $6,758,123 in the year ended August 31, 2007. At August 31, 2009 the Company had an accumulated deficit of $34,218,900 while at August 31, 2008, the accumulated deficit was $27,255,516 and at August 31, 2007 the accumulated deficit was $22,168,927. The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis.

The Company has a lack of cash flow, which may affect its ability to continue as a going concern. It is an exploration and development company with a history of losses and no history of revenues from its operations. None of the Company’s properties are currently in production, and although the Updated Feasibility Study indicates a positive economic model for Project 1, there is no certainty that the Company will succeed in placing that project into production in the near future, if at all. During the year ended August 31, 2009 the Company had a loss of $6,963,384. During the year ended August 31, 2008, the Company had a loss of $5,086,589 and for 2007 a loss of $6,758,123. The Company used $5,418,738 in cash for operating activities in 2009 and used $4,547,428 for that purpose in 2008 and $3,682,561 in 2007. The Company used $3,128,914 for investing activities in 2009, $8,574,127 in 2008 and $5,771,234 in 2007. Historically, the only source of funds available to the Company has been through the sale of its equity securities and minor cost recoveries.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.26

Supplementary Information and MD&A for the year ended August 31, 2010

The Company’s continuing operations and the recoverability of the amounts capitalized for mineral properties in its consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay the Company’s liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the Company’s operations; however, there is no assurance that sufficient funds will be raised.

Most of the Company’s properties contain no known reserves

Project 1 contains mineral reserves. The remaining properties are in the exploration stage meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves on a mineral property will require it to write-off the costs capitalized for that property in its Canadian GAAP financial statements. At August 31, 2009 deferred acquisition, exploration and development costs related to all of the Company’s mineral property interests outside of the WBC Project totalled $6,057,034 (2008 -$5,806,510 and 2007 - $5,375,656).

The Company depends on its key management employees

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its key management figures: R. Michael Jones, the Company’s President, CEO and director; Frank R. Hallam, the Company’s CFO and director; and Peter Busse, the Company’s Chief Operating Officer. The loss of any of the Company’s key management figures could have a material adverse effect on it. The Company has entered into contracts with the named directors, officers and employees. It does not maintain key man insurance on any of its management.

The Company’s directors may be associated with other mineral resource companies

Certain of the Company’s officers and directors may become associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, the Company’s President, CEO and director is also a director of West Kirkland Mining Inc. (“WKM”), a public company with mineral exploration properties in Ontario and Nevada, a director of MAG Silver Corp. (“MAG Silver”), a public company with silver properties in Mexico, and a director of Nextraction Energy Corporation (“Nextraction”), a public company with oil properties in Kentucky and Wyoming. Frank Hallam, the Company’s CFO and director, is also a director of MAG Silver, a director of WKM, a director of Lake Shore Gold Corp, and a director of Nextraction. Eric Carlson, a director of the Company, is also a director of MAG Silver, WKM and Nextraction. Barry Smee, a director of the Company, is also a director of Almaden Resources Ltd., a company with projects in Mexico, the USA and Canada. Any conflicts which may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and the Company’s financial position at that time.

The Company’s share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Common Shares on the TSX fluctuated from a high of Cdn$2.92 to a low of Cdn$1.31 and on the NYSE-A from a high of US$2.89 to a low of US$1.11 within the twelve month period preceding the date of this Prospectus. There can be no assurance that continual fluctuations in price will not occur.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.27

Supplementary Information and MD&A for the year ended August 31, 2010

The Company does not expect to pay dividends

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time. The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the Common Shares are entitled to an equal share of any dividends declared and paid.

The Company’s prospecting rights are subject to title risks

The Company’s prospecting rights may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company holds its interest in Project 1 and Project 3 through its holdings of Maseve, which company in turn holds 100% of the prospecting rights comprising Project 1 and Project 3. Although duly approved and issued, these prospecting rights are still in process of final title registration by the Government of the Republic of South Africa. These or other defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such prospecting rights.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business

PTM RSA is a party to a shareholders agreement with Africa Wide and Maseve related to the exploration and development of Project 1 and Project 3 (the “Maseve Shareholders Agreement”). Certain members of the management and boards of directors of Maseve are nominated by Wesizwe. Although the Company has majority control of Maseve and its board of directors, there is no assurance that the strategic direction of the WBC Project will always be consistent with the Company’s objectives. Any change in the management or strategic direction of Wesizwe or one or more of the Company’s other joint venture partners could materially and adversely affect the Company’s business and results of operations. Additionally, if a dispute arises between the Company and a joint venture partner which cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

Socio-economic instability in South Africa or regionally may have an adverse effect on the Company’s operations and profits The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business. In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features highly developed and sophisticated business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of historically disadvantaged South Africans, including the MPRDA, the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Charter”). To ensure that the socio-economic strategies are implemented, the BEE Act provided for Codes of Good Practice (the “Codes”) issued by the South African Minister of Trade and Industry which specify empowerment targets consistent with the objectives of the BEE Act. The scorecard of the Mining Charter requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation. The Charter also set out targets and criteria for broad-based black economic empowerment.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.28

Supplementary Information and MD&A for the year ended August 31, 2010

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. It is also difficult to predict the impact of addressing these inequalities on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa. Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens The Company’s privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment of the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”), became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business and financial condition.

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa. All prospecting and mining licences and claims granted in terms of any prior legislation became known as the “old order rights”. All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. All old order prospecting rights had to be lodged for conversion by May 1, 2006 and all old order mining rights had to be lodged for conversion by May 1, 2009. Provided a compliant conversion application was lodged before the cut off date, the old order prospecting or mining right will remain valid pending the conversion. The treatment of these conversions, new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the new legislation may adversely affect title to the Company’s mineral rights in South Africa which could stop, materially delay or restrict the Company from proceeding with its exploration activities or any future development activities or mining operations.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.29

Supplementary Information and MD&A for the year ended August 31, 2010

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for conversion of old order rights or applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. The MPRDA also provides that a mining right granted under it may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. All of the Company’s old order prospecting permits in respect of Project 1 and Project 3 have now been converted into new order prospecting rights.

If the Company does not comply with the MPRDA, the Company may be materially delayed or restricted from proceeding with its exploration activities, with the development of future mines and with potential mining operations.

The introduction of South African State royalties where all of the Company’s current mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition The Mineral and Petroleum Resources Royalty Act (the “MPRRA”) came into operation on May 1, 2009. The MPRRA provides for a minimum royalty rate of 0.5% and a maximum rate of 7% for unrefined product, and the royalty will be a tax deductible expense. The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the MPRRA. If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the MPRRA differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

There can be no assurance that an active market for the Common Shares will be sustained

Securities of mining companies have experienced substantial volatility in the past, and especially during the last couple of years, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuations, financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of securities of the Company; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of the Company does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.30

Supplementary Information and MD&A for the year ended August 31, 2010

There will be dilution from further equity financings

In order to finance future operations, the Company may raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size of future issuances of Common Shares or the size and terms of future issuances of debt instruments or other securities convertible into Common Shares or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective security holders.

Management will have discretion concerning the use of cash resources as well as the timing of expenditures.

As a result, an investor will be relying on the judgment of management for the application of the cash resources of the Company. Management may use cash in ways that an investor may not consider desirable. The results and the effectiveness of the application of cash resources are uncertain. If cash resources are not applied effectively, the Company’s results of operations may suffer.

d)	Exploration Programs and Expenditures
Company continues to be active in the Republic of South Africa (“RSA”). In 2003 the Company
a 100% South African subsidiary named Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”)
the purposes of holding mineral rights and conducting operations on behalf of the Company. The conducts all of its South African exploration and development work through PTM RSA.
property acquisition and capital costs deferred during the year on projects in Canada and South other than Project 1 and Project 3 of the WBJV totaled $92,959 (2009 - $18,727). Exploration incurred in the year for these same properties totaled $2.23 million (2009 - $1.07 million). Of that
$238,758 (2009 - $136,462) was incurred on the Canadian properties and $1.99 million (2009
$930,479) was incurred on the South African properties. From the amounts incurred in South Africa, recoveries in the amount of $1.94 million (2009 -$835,144) were received from JOGMEC.
the year the Company’s share of exploration, engineering and development costs for Projects and 3 of the WBJV amounted to $935,407 (2009 - $1.24 million). The total amount (100%) of by all Joint Venture partners for the period for the WBJV came to $2.38 million which was with the 100% amount spent for the same period last year (2009 - $2.35 million).
the year there were no write-offs in deferred costs relating to South African or Canadian and there were no write-offs during the prior year. For more information on mineral properties,
Note 5 of the Company’s August 31, 2010 audited consolidated financial statements.
Bushveld Joint Venture
October 26, 2004 the Company (37%) entered into a Joint Venture with Anglo and Africa Wide
Prospecting and Exploration (Pty) Limited (“Africa Wide”) (26%) to pursue platinum exploration development on combined mineral rights covering approximately 67 square kilometres on the
Bushveld Complex of South Africa. The Company contributed all of its interests in portions of farms Onderstepoort 98 JQ and Elandsfontein 102 JQ. Anglo contributed its interests in portions the farms Koedoesfontein 94 JQ, Elandsfontein 102 JQ and Frischgewaagd 96 JQ. On April 9, 2007,
contributed to the WBJV a 50% interest in the mineral rights to the 494 hectare Portion 11 of the
Frischgewaagd 96 JQ, bringing the WBJV to approximately 72 square kilometres of territory.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.31

Supplementary Information and MD&A for the year ended August 31, 2010

In April 2007 Africa Wide accepted an offer for the purchase of 100% of their company from Wesizwe. The transaction closed in September 2007 and Wesizwe paid consideration of 57.4 million new shares of Wesizwe at a deemed price of Rand 10.48 per share for total consideration of Rand 601.5 million (approx. $90 million). Since September 2007 Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009. Based on the WBJV resource estimate contained in the July 2008 Feasibility Study, and under the terms of the WBJV Agreement, each party was allocated an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from the contributed properties comprising the WBJV. Inferred ounces were credited at US$0.50 per ounce, indicated ounces at US$3.20 per ounce and measured ounces at US$6.20 per ounce. Ounces contributed to the WBJV by Anglo in 2007 from a 50% interest in Portion 11 of the Farm Frischgewaagd 96 JQ, a property in Project 2, received an equalization credit of US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce. On April 22, 2010 the Company paid its equalization amount due to Anglo in the amount of $24.83 million (R 186.28 million).

On September 2, 2008, the Company announced an agreement in principle to consolidate and rationalize the ownership of the WBJV. On December 9, 2008, the Company announced the execution of definitive agreements formalizing the earlier announcement. On April 22, 2010 the WBJV Restructuring was completed. RPM transferred all of its 37% interests in the WBJV and its prospecting rights in Projects 1, 2 and 3 to Wesizwe in exchange for common shares representing approximately a 26.5% interest in Wesizwe. Wesizwe simultaneously then transferred all of its interests in the WBJV and the mineral rights related to Projects 1 and 3 into Maseve. The Company simultaneously rescinded its 18.5% interest in Project 2 of the WBJV and transferred its participation interest in the WBJV and its prospecting rights underlying Project 1 into Maseve.

Pursuant to the WBJV Restructuring, 100% of the prospecting rights to Project 1 and Project 3 are now held by Maseve and the original WBJV ceased to exist. Platinum Group acquired a 54.75% interest in Maseve and the right to subscribe for an additional 19.25% of Maseve for R 408.8 million (approx. $58.50 million as of November 26, 2010) before January 17, 2011. Assuming that Platinum Group fully exercises its Maseve Subscription Right, the subscription funds will be held in escrow by Maseve to be applied towards Wesizwe’s capital requirements for Project 1 and Project 3 and the Company’s interest in Maseve will be increased to 74%, with Wesizwe, through its subsidiary, Africa Wide, holding the remaining 26% interest. By completion of the WBJV Restructuring, the Company’s and Anglo’s interests in Project 2 were effectively contributed to Wesizwe, who now holds 100% of Project 2. Should the Company not exercise the full Maseve Subscription Right, the Company’s interests in Project 1 and Project 3 will only be increased proportionally to the amount subscribed.

Pursuant to the terms of the WBJV Agreement and the WBJV Restructuring, the Company agreed to reimburse Wesizwe for past exploration costs, not including overhead costs, related to Project 2. Based on information provided by Wesizwe, the Company has accrued an amount due to Wesizwe of R9.72 million (approx. $1.41 million as at November 22, 2010) against amounts due to the Company from Wesizwe for its share of costs related to the WBJV.

Apart from the funds required to exercise the Maseve Subscription Right and the past exploration costs for Project 2 due to Wesizwe, there are no other amounts or payments due by the Company as a result of the WBJV Restructuring.

At April 22, 2010 the Company had a total investment in its 37% share of the WBJV of approximately $43.4 million. Of this amount costs associated specifically to Project 2 totaled $23.0 million. The cost attributable to Project 2 is relatively high because of the higher equalization costs associated with Portion 11 of the farm Frischgewaagd, as described above. The estimated fair market value of the Company’s disposed 18.5% interest in Project 2 was estimated at $65.42 million at April 22, 2010. The Company recorded a gain on the disposition in the amount of $45.62 million.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.32

Supplementary Information and MD&A for the year ended August 31, 2010

Post the WBJV Restructuring the Company carries total deferred costs related to Projects 1 and 3 of $109.59 million at August 31, 2010 while the balance carried for the previous investment in the WBJV has been reduced to zero.

Project 1 and Project 3 Mineral Resources and Reserves - (MR- Merensky Reef; UG2- Upper Group 2 Reef) The Company provided a statement of reserves for Project 1 in the Updated Feasibility Study and an updated statement of resources for Project 1 in a NI 43-101 technical report (the “Project 1 Report”) in October 2009. An updated NI 43-101 technical report was published for Project 3 in October 2010 (the “Project 3 Report”). Summary resource and reserve details follow in the table below. The table contains summary details from the Updated Feasibility Study and the Project 1 Report in respect of Project 1, and summary resource details from the Project 3 Report. Assuming the Company fully exercises the Maseve Subscription Right, the Company will acquire a 74% interest in the 4E ounces attributable to Project 1 and Project 3. The prill splits and 4E estimates for Project 1 and Project 3 have been tested for reasonableness by kriging on the individual elements. Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of simple kriging for Project 1.

Current spot prices of 4E in aggregate are higher than the base case long term metal prices as set out in the Updated Feasibility Study, but are within the range (in aggregate, including exchange rates for the Merensky Reef pricing) of the sensitivity analysis contained in the Updated Feasibility Study.

The following is a statement of attributable reserves and resources for Project 1 and Project 3. Additional information regarding the resource calculation can be found in the Reports. Reserves presented below are a sub set of measured and indicated resources included in the Updated Feasibility Study and take into account mining factors and are not in addition to the resources. The 4E cut off in the tables below are 300 cm.g/t for Project 1 and 100 cm.g/t for Project 3 (“cm.g/t”refers to the grade at the stipulated resource cut width (in centimetres)).

Project 1 (2)

MR	Measured	6.603	8.38	1.33	64%	27%	4%	5%	1.779
UG2	Measured	7.464	4.26	1.34	63%	26%	10%	1%	1.022
MR	Indicated	11.183	7.25	1.24	64%	27%	4%	5%	2.607
UG2	Indicated	19.209	4.46	1.39	63%	26%	10%	1%	2.754
MR	Inferred	0.154	8.96	1.06	64%	27%	4%	5%	0.044
UG2	Inferred	0.022	3.91	0.83	63%	26%	10%	1%	0.003
Project 3 (3)(4)

MR	Indicated	5.157	6.03	1.14	64%	27%	4%	5%	0.999
UG2	Indicated	5.947	4.91	1.16	62%	28%	9%	1%	0.940
MR	Inferred	0.443	5.34	1.14	64%	27%	4%	5%	0.076

Notes:

(1) PTM currently has a 54.75% interest in these resources and will increase its interest to 74% upon exercise of the Maseve Subscription Right.

(2) The qualified person under NI 43-101 (“Qualified Person”) for the information in the table above respecting Project 1, derived from the Project 1 Report, is Charles Muller, who was independent of the Company as of the date of the Project 1 Report.

(3) The Qualified Person for the information in the table above with respect to Project 3, derived from the Project 3 Report, is Charles Muller, who was independent of the Company as of the date of the Project 3 Report.

(4) Subsequent to the publication of the Project 3 Report in October 2010, further analysis, scoping work and optimization of resource block perimeters has resulted in small improvements (less than 10% change) to the originally reported resource and it is these amended results that are reported herein.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.33

Supplementary Information and MD&A for the year ended August 31, 2010

Merensky Reserves Project 1(1)
Tonnes	4E	Content
t	g/t	Moz 4E
Merensky Proven
6,677,304	5.61	1.205
Merensky Probable
11,333,294	5.44	1.983
Total Merensky Mineral Reserves
18,010,598	5.51	3.188

Note:

(1) PTM currently has a 54.75% interest in these reserves and will increase its interest to 74% upon exercise of the Maseve Subscription Right. The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were independent of the Company as of the date of the Updated Feasibility Study. Reserves were calculated based on the resources as reported and available at the time of the Updated Feasibility Study.

UG2 Reserves Project 1(1)
Tonnes	4E	Content
t	g/t	Moz 4E
UG2 Proven
5,086,535	3.37	0.551
UG2 Probable
8,448,801	3.41	0.927
Total UG2 Mineral Reserves
13,535,336	3.40	1.478

Note:

(1) PTM currently has a 54.75% interest in these reserves and will increase its interest to 74% upon exercise of the Maseve Subscription Right. The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were independent of the Company as of the date of the Updated Feasibility Study. Reserves were calculated based on the resources as reported and available at the time of the Updated Feasibility Study.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.34

Supplementary Information and MD&A for the year ended August 31, 2010

			Prill	Tonnage		Content
Metal	Reef	Category			g/t
			Split	Tonnes		Tonne	Moz
		From Proved 4E Reserve	64%	6,677,304	3.59	23.99	0.771
	Merensky	From Probable 4E Reserve	64%	11,333,294	3.48	39.47	1.269
		Total	64%	18,010,598	3.52	63.46	2.040
Pt
		From Proved 4E Reserve	63%	5,086,535	2.12	10.79	0.347
	UG2	From Probable 4E Reserve	63%	8,448,801	2.15	18.16	0.584
		Total	63%	13,535,336	2.14	28.95	0.931
		From Proved 4E Reserve	27%	6,677,304	1.52	10.12	0.325
	Merensky	From Probable 4E Reserve	27%	11,333,294	1.47	16.65	0.535
		Total	27%	18,010,598	1.49	26.77	0.861
Pd
		From Proved 4E Reserve	26%	5,086,535	0.88	4.45	0.143
	UG2	From Probable 4E Reserve	26%	8,448,801	0.89	7.50	0.241
		Total	26%	13,535,336	0.88	11.95	0.384
		From Proved 4E Reserve	4%	6,677,304	0.22	1.50	0.048
	Merensky	From Probable 4E Reserve	4%	11,333,294	0.22	2.47	0.079
		Total	4%	18,010,598	0.22	3.97	0.128
Rh
		From Proved 4E Reserve	10%	5,086,535	0.34	1.71	0.055
	UG2	From Probable 4E Reserve	10%	8,448,801	0.34	2.88	0.093
		Total	10%	13,535,336	0.34	4.60	0.148
		From Proved 4E Reserve	5%	6,677,304	0.28	1.87	0.060
	Merensky	From Probable 4E Reserve	5%	11,333,294	0.27	3.08	0.099
		Total	5%	18,010,598	0.28	4.96	0.159
Au
		From Proved 4E Reserve	1%	5,086,535	0.03	0.17	0.006
	UG2	From Probable 4E Reserve	1%	8,448,801	0.03	0.29	0.009
		Total	1%	13,535,336	0.03	0.46	0.015

Notes:

(1) Where used in the above four tables,“MR”or“Merensky”refers to Merensky Reef, and“UG2”refers to Upper Group 2 Chromitite Seam. Due to rounding, table columns may not add up. Project 1 and 1A tonnes are reported after deducting 14% for MR and 23% for the UG2 for geological losses. Project 3 tonnes are reported after deducting 14% for geological losses.

(2) The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were independent of the Company as of the date of the Updated Feasibility Study.

(3) Cautionary Note to U.S. Investors with respect to the information in the above three tables: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this document, such as “measured,”“indicated,” and “inferred,”“reserves,” and “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. “Resources” are not “Reserves” and so do not have demonstrated economic viability. U.S. investors are urged to consider closely the disclosure in the Company’s U.S. regulatory filings, File No. 0 033562, which may be secured from the Company, or from the SEC’s website at: http://sec.gov.

Updated Feasibility Study – October 2009

The Updated Feasibility Study recommends a series of five simultaneous declines accessing the deposit with a mining rate of 156,000 tonnes per month, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. Resources in the Project 1 area and lower grade UG2 resources also provide some future opportunities. The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent mines. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.35

Supplementary Information and MD&A for the year ended August 31, 2010

The Merensky Reef will be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 Reef will be mined at widths between 105cm and 205cm at an average of 153cm. At the recommended mining rate and modifying factors the mine plan generates approximately 234,000 – 300,000 4E oz in concentrate per year. During 9 years of peak production, approximately 275,000 4E oz are produced from the Merensky Reef horizon. The mine has a 22 year planned mine life. The Qualified Persons who authored the Updated Feasibility Study have recommended that the mine plan be reviewed based upon the changes to the mineral resources. This work is being carried out as part of project implementation.

Infrastructure and Metal Recovery

The Updated Feasibility Study design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld complex operating on the same reefs. The plant is designed with circuits that can process Merensky Reef, UG2 Reef or a blended feed. The Merensky Reef is the target of initial mining because of its higher grade and low chrome content. The concentrator has been designed and re-costed, based on treating the optimal 140,000 tonnes per month. The revised mine plan has increased this treatment rate to 160,000 tonnes per month and for the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of platinum, palladium, rhodium and gold on the Merensky Reef and 82.5% on the UG2 Reef. Recoveries of 45% for nickel and 70% for copper are also modeled for the Merensky Reef. Ruthenium and Iridium are also included as minor contributors. No additional metallurgical test work has been undertaken during the Updated Feasibility Study.

The mine infrastructure in the estimates includes the entire required surface infrastructure for a standalone mine including water, power, underground access and ventilation to establish full production.

Smelter Terms

The Updated Feasibility Study includes capital and operating estimates to produce concentrate but no capital is included for smelting or refining of this concentrate. The costs associated with smelting and refining of concentrate is modeled as a deduction from revenue arising from the sale of concentrate to others. While the terms of agreements governing the sale of such concentrates within the South African PGM industry are all confidential, the relevant Qualified Person for the Updated Feasibility Study believes deductions used in the Updated Feasibility Study financial model are indicative of deductions current in this industry. The party to whom concentrate will be sold and the terms of this potential sale are yet to be determined. Anglo Platinum has a 60 day right of first refusal to purchase all of the ore or concentrate produced by Projects 1 and 3 on commercial terms. Estimated deductions in the Updated Feasibility Study include penalties and shipment charges and total approximately 15% from gross concentrate sales revenue. Should Anglo Platinum decide to purchase the concentrate produced by the Project 1 mine the structure of such purchase would be governed by the pro-forma off-take agreement included in the WBJV Agreement, however the commercial terms will be subject to negotiation. Approaches will now be made to Anglo Platinum and other parties in an attempt to secure an off-take agreement and the terms thereof based on the Updated Feasibility Study production profile. Financial Details The results of the Updated Feasibility Study show a strong Internal Rate of Return “IRR” (pretax) for the Base Case of 23.54%. The Base Case is modeled using 3 year trailing metal prices including US$1,343 per ounce platinum, an exchange rate of 8 Rand to the US Dollar and a 10% discount rate. Using metal prices to September 2009, including US$1,295 per ounce platinum, the IRR for the project (pre-tax) is 15.63%. The model does not include escalation due to inflation of costs or metal prices.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.36

Supplementary Information and MD&A for the year ended August 31, 2010

Average life-of-mine cash operating costs to produce concentrate is now estimated at R525 per tonne (approx. US$65.63) of ore or R4,208 (approx. US$526) per 4E ounce on a life of mine basis. Operating costs and underground development costs have increased from those in the July 2008 Feasibility Study as a result primarily of mining related cost including labour increases. The Merensky Reef layer represents the first 15 years of production and the Merensky basket price per 4E ounce is modeled at US$1,185 (3 year trailing prices) and US$1,025 (recent prices). The UG2 layer represents the balance of the production. The UG2 basket price per 4E ounce is modeled at US$1,433 (3 year trailing prices) and US$1,068 (recent prices). The model includes a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project has an estimated life of 22 years with 9 years at a steady state of production of 234,000 to 300,000 ounces per year. The capital cost for the mine and concentrator complex are R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding. The life of mine capital cost estimate has been reduced from that in the July 2008 Feasibility Study by US$89 million as a result of change in design to use mostly grid power rather than self generated power and improvements in mine design.

In October 2010 the Company raised gross proceeds of $143.81 million on the issue of 70.15 million shares on a bought deal basis. See item 6. “Liquidity and Capital Resources” below. The net proceeds received by the Company from the Offering were approximately $135.6 million (determined after deducting the Underwriters’ Fee of $7.91 million and estimated expenses of the Offering of $300,000).

The Updated Feasibility Study estimates the total capital cost to build the Project Platinum Mine at US$443 million (at 8.0 Rand to the USD). The net proceeds of the Offering will allow the Company to initiate development, but further financing will be required to complete the project, likely from a combination of debt financing and the issuance of additional equity.

The Company intends to use approximately $58.5 million of the net proceeds of the Offering as a payment to Maseve to exercise the Maseve Subscription Right, increasing the Company’s interest in Project 1 and Project 3 to 74%. Of the remaining net proceeds of the Offering, approximately $74 million will be applied against the Company’s 74% share of an initial $100 million development programme for Project 1 and $10 million will be reserved for general working capital purposes. The Company may apply other cash on hand or proceeds from future warrant exercises against an expanded work programme for Project 1.

The initial development programme for Project 1 will include finalizing the purchase of surface rights and facilities for an amount of approximately $16.73 million. The remainder will be applied for the commencement of surface and earth works, including pads, lay down areas, a box cut, decline access and limited level development. Such work will also include detailed implementation preparations to be made by the Company including working with the key potential contractors and the potential suppliers of water and power. The Company must also complete additional engineering work and consider potential changes in capital costs, power availability and project implementation schedules due to changes in the mining market, metals prices and other factors since the effective date of the Updated Feasibility Study.

The Company has generally found an improvement of the availability of contractors and equipment, with a corresponding lowering of costs. Currently, the general outline of project implementation, costs and timing is believed by management of the Company to be appropriate but with an approximate delay to the project start of 10 to 12 months from the dates in the Updated Feasibility Study due to the delay in completing the WBJV Restructuring and the resulting delay in project funding.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.37

Supplementary Information and MD&A for the year ended August 31, 2010

Although the Company intends to use the funds from the Offering as set forth above, the actual allocation of the net proceeds may vary from those set out above, depending on future developments in the Company’s mineral properties or unforeseen events.

Northern Limb, Bushveld - War Springs and Tweespalk Properties

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. The Company now holds New Order prospecting permits on 100% of this territory. Acquisition and exploration costs on these properties net of recoveries to August 31, 2010 total $3.41 million (2009 - $3.37 million). The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the properties, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe, and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with JOGMEC, an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. The first and second year JOGMEC option commitment of US$1.5 million has been completed with approximately 12,397 metres drilled to March 31, 2010. Total expenditures incurred by JOGMEC to August 31, 2010 amounted to approximately $2.18 million. Further work programs for the War Springs project in 2010 are currently underway.

In October 2009 the Company entered an agreement with JOGMEC and Mnombo whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of US$3.2 million over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. If required the Company has agreed to loan Mnombo their first $87,838 in project funding and the Company and JOGMEC may assist Mnombo to acquire commercial loans to fund their ongoing requirements, or may choose to allow Mnombo to defer those costs against their share of future proceeds from the project. Total expenditures incurred by JOGMEC to August 31, 2010 amounted to approximately $555,252.

At August 31, 2010 the Company recorded an amount of $423,456 due to JOGMEC against cash advances for exploration work due to be completed on War Springs and Waterberg in calendar 2010.

On March 17, 2008 the Company published a revised and updated resource calculation for the War Springs property based on drilling and exploration work conducted in the prior three years. Details are as follows:

100% Basis
	Cut-off											Channel
Reef		Tonnage		3E			Ni			Cu
	3E											Width
	cmg/t	T	g/t	G	Moz	%		t	%		t	Cm
B Reef	300	20,934,894	0.95	19,947,131	0.641	0.18		35,870	0.14		27,863	657
C Reef	300	26,030,561	1.24	32,192,522	1.035	0.08		25,812	0.06		19,388	875
Total	300	46,965,455	1.11	52,139,652	1.676	0.13		64,965	0.10		49,868	734

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.38

Supplementary Information and MD&A for the year ended August 31, 2010

					Prill Splits
Reef		Pt			Pd			Au
	g/t		%	g/t		%	g/t		%
B Reef	0.32		34	0.55		58	0.08		8
C Reef	0.20		16	0.97		78	0.07		6

The War Springs Mineral Resource is characterised by two distinct reef layers, termed the “B” and “C” reefs. Both reefs are typically greater than 6 metres thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. A 5% geological loss has been applied. Eighteen holes had been completed by the end of May 2005, relating to 7,433 metres of drilling. A total of 8,188 samples were collected for the determination of elements Platinum, Palladium, Gold, Copper and Nickel. Four additional boreholes were drilled (1,646m) during the period November 2005 to early February 2006, on high priority soil targets (Phase 2 Drilling Program). An additional 1,738 samples were collected for analysis. Of the 22 boreholes drilled, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef. Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on a 250 metre spacing, combined with a review of the cut-off, form the basis of the updated Inferred Mineral Resource estimation reported in a NI 43-101 document, compiled by Minxcon (Pty) Ltd, dated March, 2008. Mr. Charles Muller of Minxcon is the Qualified Person for the War Springs resource estimate. Samples were analyzed under Platinum Group’s previously published protocols for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted certified analytical facilities. Assays were completed by standard fire assay procedures with preparation at the Setpoint facility at Mokopane and final assays at Genalysis Laboratories Services Pty Ltd. in Perth Australia or Anglo Research Laboratories. Lac Des Iles Area Properties, Ontario On May 5, 2000, the Company entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 2.0% Net Smelter Return Royalty. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

On June 28, 2000, the Company entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), the issue of 30,303 shares (issued) and the completion of exploration expenditures. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.39

Supplementary Information and MD&A for the year ended August 31, 2010

The Company has conducted work programs on its Lac Des Iles projects during 2008, 2009 and 2010. A 1,125 metre drill program was completed on the projects in the first quarter of 2008 and a further 978 metres was completed in February of 2009. In the period ended August 31, 2010 the Company incurred $238,758 of costs for geophysical and other ground based work on the Lac des Iles project area. Encouraging exploration results for palladium, platinum, nickel and copper continue to be returned and the Company plans to invest further in the project. As palladium prices have improved significantly in 2010 these projects are currently being considered for greater levels of investment in 2011.

e)	Administration Expenses
Company maintains a corporate office in Canada and both a corporate and field office in South
General and administrative expenses for the year totaled $7.79 million (2009 - $7.43 million).
increase in general and administrative expenses over the comparative year is explained for the part by a foreign exchange loss of $1.01 million compared to a foreign exchange gain of $322,833
2009. Professional fees totalled $1.99 million for the year (2009 - $1.08 million). This amount includes for legal fees, $394,212 for accounting advisory fees and $215,563 for audit and quarterly review
All of these costs are higher than in the comparative period as the Company had been conducting due diligence and drafting of agreements related to strategic options. Management and fees of $1.30 million (2009 - $1.11 million) were higher in the current year due to $306,154 additional director and senior management fees. The amount of salaries and benefits expensed in year was slightly higher at $1.89 million (2009 - $1.62 million). Offsetting some of these increased was a decrease of $133,281 in shareholder relations expenses ($166,116 vs. $299,397 in 2009);
a decrease of $151,743 in travel expenses ($416,670 vs. $568,413 in 2009).
f)	Related Party Transactions
fees, salaries and bonus incurred with non-independent directors and officers during the amounted to $679,121 (2009 - $385,967). Of this amount, approximately $368,079 (2009 -
was paid as consulting fees and bonus to R. Michael Jones, the Company’s President and CEO,
$311,042 (2009 - $185,000) was paid as salary and bonus to Frank Hallam, the Company’s CFO and
Secretary. During the year, an additional $88,000 (2009 - $75,000) was paid to independent
(Iain McLean, Eric Carlson, Barry W. Smee) for retainer, committee and meeting attendance
At August 31, 2010 there were $8,000 in meeting attendance fees (2009 - $45,308) owed and in accounts payable to directors.
early 2010 the Company provided accounting, secretarial and reception services at market rates day-to-day administration and accounting to MAG Silver Corp. (“MAG”), a company with three directors (R. Michael Jones, Frank Hallam, Eric Carlson). Fees received have been credited by
Company against its own administrative costs. The Company received service fees of $64,347 (2009
$135,895) during the year from MAG. Since January 2010 the service fees the Company receives from have been reduced or eliminated as MAG Silver is now handling its own administration.
the year the Company accrued or received accounting, secretarial and reception service fees
$8,000 (2009 – $38,000) from West Timmins Mining Inc. (“WTM”), a company which prior to being by Lake Shore Gold Corp, had three common directors (R. Michael Jones, Frank Hallam, Eric
. These service fees were eliminated in 2010, since WTM was acquired by Lakeshore Gold. Corp.
November 2009.
the year the Company provided accounting, secretarial and reception services at market for day-to-day administration and accounting to West Kirkland Mining Inc. (“WKM”), a company three common directors (R. Michael Jones, Frank Hallam and Eric Carlson) and two common
Michael Jones and Frank Hallam). Fees received have been credited by the Company its own administrative costs. The Company received service fees of $46,750 (2009 - $Nil)
the period from WKM.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.40

Supplementary Information and MD&A for the year ended August 31, 2010

During the year the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to Nextraction Energy Corp. (“Ne”), a company with three common directors (R. Michael Jones, Frank Hallam and Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $59,500 (2009 - $Nil) during the period from Ne.

During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director (Eric Carlson). During the year ended August 31, 2010 the Company accrued or paid Anthem $86,879 under the office lease agreement (2009 -$86,849). The space occupied approximates one third of 6,050 square feet in a first tier building located in downtown Vancouver, British Columbia. The rental rate was negotiated on an “arm’s length basis”.

All of the above transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)	Shareholder Relations’ Expenses
Shareholder relations’ expense during the period totaled $166,116 (2009 - $299,397). The decrease from the prior year is due to more normalized expenditures for the period, whereas in the previous year the volatile economic circumstances required greater effort and spending in this cost area. The Company manages its shareholder relations as an internal function and the Company actively seeks to raise its profile with both retail and institutional investors. From June 2005 to present Mr. Tony Mahalski of LM Associates in London, U.K., has also been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.
h)	Travel and Promotion Expenses
Travel expenses for the period amounted to $416,670 (2009 - $568,413). These activities relate to the supervision of ongoing operations in South Africa and Canada, new property investigations and meetings with potential and current institutional and sophisticated investors. Travel related to all of these activities was lower during the year than in the same period in 2009. Promotional expenses in the period amounted to $106,681 (2009 - $195,604) and these costs relate to design work, media relations, printed material, postage and trade show attendance and efforts were made to reduce such costs during the period.
i)	Property Acquisition and Capital Expenses
Property acquisition expenditures paid in cash and capital costs during the year totaled $26.46 million (2009 - $20,044). These expenditures were incurred to acquire or maintain option rights to South African and Canadian mineral properties. The largest single cost was for an equalization payment paid to Anglo Platinum in the amount of $24.83 million. See further details above.
The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. Apart from the possible vendor buy-out of the War Springs and Tweespalk properties by the Company, there are no other required property acquisition payments due to vendors under mineral property option agreements. At the time of writing the Company was incurring further property acquisition expenses, such as research and staking expenses, through its activities in Ontario, Canada and South Africa. During 2008 the Company purchased surface rights adjacent to the Project 1 deposit area measuring 216.27 hectares for Rand 8.0 million (approx. $1.09 million) and the Company also acquired surface rights directly over a portion of the Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million plus legal and interest charges of Rand 621,214 for a total of Rand 15.69 (approx. $2.14 million). The rights to these two properties are to the benefit of the Company alone and are distinct from the 365.64 hectare Elandsfontein Farm described below.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.41

Supplementary Information and MD&A for the year ended August 31, 2010

On August 12, 2010 the Company acquired the option to purchase surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 Platinum Mine, for Rand 130.0 million (approx. $18.80 million at the time). A non-refundable deposit of Rand 13.0 million (approx. $1.88 million at the time) was paid to the Vendor on August 26, 2010 and will be set off against the final purchase amount. The purchase price balance of Rand 117.0 million (approx. $16.73 million on November 25, 2010) is subject to the grant of a mining authorization within one year of the deposit date. PTM may waive the condition precedent at any time. The Company can extend the option to purchase due date for a further year for a Rand 13.0 million payment against the purchase price.

     The rights to these three properties are to the benefit of the Company only and are distinct from the 365.64 hectare Elandsfontein Farm originally purchased in 2004 for the benefit of the WBJV. The Elandsfontein mineral titles were transferred to project operating company Maseve on April 22, 2010 while the surface rights, valued at half of the original acquisition cost, remain under title to the Company and a 45.25% credit of approximately $320,000 was applied to amounts due to/from Wesizwe in recognition of their attributable portion of the surface rights as at April 22, 2010. j) Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any arrangements that would be excluded from the balance sheet.

k)	Outlook
At November 29, 2010 the Company’s cash position was approximately $144.0 million. The Company intends to spend approximately $58.5 million to exercise the Maseve Subscription Right before January 17, 2010, increasing the Company’s interest in Project 1 and Project 3 to 74%.
The Company is commencing with the permitting and development of Project 1 and plans to commit approximately $74 million against the Company’s 74% share of an initial $100 million development programme. The Company may apply other cash on hand or proceeds from future warrant exercises against an expanded work programme for Project 1. The initial development programme for Project 1 will include finalizing the purchase of surface rights and facilities for an amount of approximately $16.73 million. The remainder of the initial budget will be applied for the commencement of surface and earth works, including pads, lay down areas, a box cut, decline access and limited level development.
The October 2009 Updated Feasibility Study estimated a capital cost to build Project 1 of US $443.0 million at an exchange rate of 8.0 Rand to the USD. The Company will consider both equity and debt financing components to complete Project 1 generally in accordance with plans as set out in the Updated Feasibility Study. The Company is currently in discussions with major banking interests with regard to debt financing for Project 1. The Company hopes to have such arrangements in place during 2011.
In 2011 the Company plans to continue working with joint venture partner funding to conduct exploration on the War Springs, Waterberg and Sable projects. In 2011 the Company intends to conduct further exploration work on its Canadian properties located near Thunder Bay, Ontario.

3. Critical accounting estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified mineral property acquisition and exploration deferred costs; provision for reclamation and closure; future income tax provision; stock based compensation; and recoverability of its interest in mineral properties as the main estimates for the following discussion. Please refer to Note 2 of the Company’s Audited consolidated financial statements for a description of all of the significant accounting policies.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.42

Supplementary Information and MD&A for the year ended August 31, 2010

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews deferred exploration costs to assess their recoverability and when events or changes in circumstances indicate that the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2005 fiscal year, the Company adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model based on certain assumptions. In the year ended August 31, 2010 the Company granted no options. For the year ended August 31, 2009 the assumptions were as follows; no dividends were paid, a weighted average volatility of the Company’s share price of 77.97%, a weighted average annual risk free rate of 2.59% and an expected life of 3.21 years. The resulting weighted average option pricing resulted in an expense for stock options in the year ended August 31, 2009 of $2.52 million of which $2,100,736 was expensed while $417,371 was capitalized to deferred mineral property exploration costs. In the period ended August 31, 2010 no stock options were granted. Of the $164,895 in cost calculated for August 31, 2010 for options vested in the year, an amount of $137,600 was expensed while $27,295 was capitalized to deferred mineral property exploration costs, not including gross up FIT liability of $10,900.

4. Significant accounting policies

The Company’s significant accounting policies are set out in Note 2 of its Financial Statements for the period ended August 31, 2010. There are several policies that are significant to the financial results of the Company.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when facts and circumstances indicate that the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.43

Supplementary Information and MD&A for the year ended August 31, 2010

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property creates measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Future income taxes are calculated based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

5. Recent accounting pronouncements

CICA Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. In February 2008, the CICA issued the new pronouncement establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and startup costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 was adopted September 1, 2009, and doing so has had no effect.

In July 2009, the CICA approved amendments to Section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments. The amendments to Section 3862 apply for financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.44

Supplementary Information and MD&A for the year ended August 31, 2010

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of adopting the sections.

CICA Handbook Section 1625, has been amended as a result of issuing Sections, 1582 1601 and 1602. These amendments are effective for the Company for its interim and annual financial statements beginning after January 3, 2011. The Company is assessing the impact of these changes on its consolidated financial statements.

Convergence with International Financial Reporting Standards (“IFRS”). In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company no later than the quarter ended November 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

Company’s IFRS Transition Plan

The Company is currently preparing its IFRS disclosure and documenting its transition plan. The conversion to IFRS is being led by the Company’s Chief Financial Officer with expert assistance from PriceWaterhouseCoopers LLP. The members of the Company’s finance group will execute the conversion project in accordance with the following phases:

Phase 1: Review and Assessment

In this phase, management will conduct a detailed review of all relevant IFRS standards to identify differences with the Company’s current accounting policies and practices, give separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and address those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS.

Management is currently in the ‘review and assessment’ stage and is evaluating the impact of IFRS on its financial statements and prioritizing those differences that could have a significant impact on our financial statements. Management expects to complete its review and assessment by the end of December 2010.

Phase 2: Implementation

In this phase, management will implement the changes to affected accounting policies and practices, business processes, systems and internal controls. The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover.

This phase is scheduled to start in first quarter fiscal 2011, and will continue into calendar 2011, allowing management ample time to comply with reporting under IFRS in the first fiscal quarter of 2011 ended November 30, 2011.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.45

Supplementary Information and MD&A for the year ended August 31, 2010

Significant accounting impacts of conversion to IFRS

Management expects differences between Canadian GAAP and IFRS to impact the Company’s accounting activities at varying degrees, some of which are dependent on policy-choice decisions available in the transition period. The Company’s main objective in the selection of IFRS policies and transition elections is to become IFRS compliant while ensuring it provides meaningful and transparent information to stakeholders. The audit committee of the Company will be kept informed of management’s decisions on accounting policy choices under IFRS, project status and significant IFRS developments.

The Company will complete its assessment of all the accounting policy differences that may arise on conversion to IFRS in early calendar 2011. The following is a summary of potential accounting policy differences that have been identified to date. The Company has not yet quantified the impact of these differences on its consolidated financial statements.

Exploration for and Evaluation of Mineral Resources

The Company is in the exploration and development stage and under Canadian GAAP currently capitalizes all costs related to the acquisition and exploration of its mining rights. Management regularly reviews the carrying value of mineral rights and deferred exploration costs for evidence of impairment, and when the carrying values are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

Under IFRS, specifically IFRS 6 “exploration for and evaluation of mineral resources,” exploration and evaluation assets shall continue to be measured at cost, but the Company will have to determine an accounting policy specifying which expenditures are to be recognised as exploration and evaluation assets, and then apply that policy consistently. This standard will not apply to expenditures incurred for investigating properties before the Company has the legal right to explore the property and such costs will be expensed. The standard will also not apply to expenditures incurred in the development stage of a property once technical and economic feasibility are demonstrable and such costs will be capitalized.

In addition, under IFRS 6 and under International Accounting Standard (IAS) 36, “Impairment of Assets,” the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired. IFRS may also require the reversal of impairments if conditions that gave rise to those impairments no longer exist. Canadian GAAP prohibits reversal of impairment losses. It is expected therefore, that there will be increased volatility in impairment recognition due to increase in frequency of assessment and possibility of reversal of impairments.

Other impacts of conversion to IFRS: Information Technology and Data Systems, Internal Controls Over Financial Reporting, Disclosure Controls and Procedures, and Business Activities and Key Performance Measures

In addition to the impact of IFRS on accounting policies, management is also in the process of assessing the impact of IFRS adoption on the Company’s internal controls over financial reporting, disclosure controls and procedures, information technology and data systems. As a preliminary assessment, the Company does not expect that the conversion to IFRS will have a significant impact on its accounting processes and internal controls (including information technology and data systems).

The conversion from Canadian GAAP to IFRS will require the implementation of a new set of accounting standards, and the internal controls over financial reporting will need to address the initial reporting of IFRS financial statements, including related note disclosures, as well as on-going financial reporting. As the review of the accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting will be made. For example, under IFRS 6 and IAS 36 (Impairment of Assets) discussed above, the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired. Additional controls will need to be designed and implemented to ensure that the recorded balance is fairly stated at each reporting period. It is anticipated that such controls will include senior management oversight on the development of key assumptions and variables. The certifying officers plan to complete the design, and initially evaluate the effectiveness of these controls in early 2011 to prepare for certification under IFRS in the November 30, 2011 financial statements.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.46

Supplementary Information and MD&A for the year ended August 31, 2010

In the implementation phase of the IFRS conversion plan commencing in early 2011, the Company will be updating its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS. The Company will also ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

The Company does not expect the conversion to IFRS to have a significant impact on its risk management or other business activities. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

A number of other differences between Canadian GAAP and IFRS have been identified but their applicability and potential impact to the Company have not yet been assessed, including the accounting for income taxes, foreign currency transactions, stock-based compensation, financial instruments and disclosure requirements. These differences may have a material impact on the Company’s financial statements. A more detailed review of the impact of IFRS on the Company’s consolidated financial statements is in progress and will be completed by early 2011.

Management will continue to monitor current IFRS developments as multiple changes are expected to come into effect as the Company transitions to IFRS.

6. Liquidity and capital resources

During the year the Company issued a total of 1,149,125 (2009 – 30,166,420) common shares for net cash proceeds of $1.15 million (2009 - $39.74 million). Cash proceeds are primarily spent on mineral property and surface right acquisitions, exploration and development as well as for general working capital purposes. The balance of cash outflows is made up of management and consulting fees and salaries, and other general and administrative expenses. The Company’s primary source of capital has been from the sale of equity. At August 31, 2010 the Company had cash and cash equivalents on hand of $2.37 million compared to $32.97 million at August 31, 2009.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s continual obligations for optional mineral property acquisition payments and contracted office and equipment lease obligations. Apart from a possible buy-out of the War Springs and Tweespalk projects, which optional acquisition payments are included in the following table, the Company has no other property acquisition payments due to vendors under mineral property option agreements. The Company has no long term debt or loan obligations.

Payments by period in Canadian Dollars

	Total	< 1Year	1 – 3 Years	3 – 5 Years	> 5 Years
Optional Subscription into	$58,500,000	$58,500,000	$0	$0	$0
Maseve(1)
Optional Acquisition Payments	$3,215,000	$3,215,000	$0	$0	$0
(War Springs & Tweespalk)(2)
Surface Rights Option(3)	$16,731,000	$16,731,000
Lease Obligations	$33,873	$33,873	$1,694	$0	$0
Totals	$78,479,873	$78,479,873	$1,694	$ 0	$ 0

Explanatory Notes:

(1) The optional Maseve Subscription Right is denominated in Rand and is set at Rand 408.8 million (approx. $58.50 million on November 26, 2010). See above at item “2. Discussion of Operations and Financial Condition, a) Results of Operations” for details of the Maseve Subscription Right.

(2) The optional acquisition payments for the War Springs and Tweespalk properties are denominated in US dollars. See item 2. d) “Exploration Programs and Expenditures”above.

(3) The optional surface right acquisition for the land overlaying the area of the planned Project 1 Platinum Mine is set at Rand 117 million (approx. $16,731,000 on November 26, 2010).

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.47

Supplementary Information and MD&A for the year ended August 31, 2010

Cash at August 31, 2010 is sufficient to fund the general operation costs of the Company for calendar 2010, but will be insufficient to cover all of the payments envisioned in the table above.

On October 1, 2010 the Company announced a bought deal financing for 61.0 million shares at a price of $2.05 per share for gross proceeds of $125.05 million. The underwriters received a commission of 5.5% of the gross proceeds of the Offering and were granted an over-allotment option for a further 15% of the shares issued under the Offering, also at $2.05 per share.

On November 3, 2010 the Company announced that a further 9.1 million shares were issued for gross proceeds of $18.76 million pursuant to the full exercise of the over-allotment option described above. The underwriters also received a commission of 5.5% of the gross proceeds from the over-allotment exercise.

The Company continues to discuss financing possibilities for the debt component of the Project 1 capital cost requirements with several large banks who have expressed interest to be involved. The October 2009 Updated Feasibility Study estimated a capital cost to build the Project 1 Platinum Mine at US $443 million on a 100% basis at a rate of 8 Rand to the US dollar.

7. Outstanding share data

The Company has an unlimited number of common shares authorized for issuance without par value. At August 31, 2010 there were 93,964,792 common shares outstanding, 5,000,500 incentive stock options outstanding at exercise prices of $1.40 to $4.40 and 12,537,150 common share purchase warrants outstanding all at a price of $1.75. At November 29, 2010 there were 168,641,692 common shares outstanding, 4,980,500 incentive stock options outstanding and 8,120,250 common share purchase warrants outstanding. Subsequent to August 31, 2010 a total of 4,416,900 common share purchase warrants were exercised at a price of $1.75. During the period ending August 31, 2010, the Company made no changes to the exercise price of outstanding options through cancellation and reissuance or otherwise.

8. Disclosure controls and internal control over financial reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both U.S. Securities and Exchange Commission and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company operates in both Canada and the Republic of South Africa and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of August 31, 2010 through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Company retained an independent third party specialist in 2009 to assist in the assessment of its disclosure control procedures. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at August 31, 2010, the Company’s disclosure control procedures were effective. Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.48

Supplementary Information and MD&A for the year ended August 31, 2010

In recent years the Company has taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; reviewed and refined internal control processes; adopted and published new corporate governance policies; reviewed and improved general controls over information technology; and enhanced financial control over period close processes. During the period ended August 31, 2010 there were no significant changes with regard to internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2010. Based on this evaluation, management has concluded that as at August 31, 2010, the Company’s internal control over financial reporting was not effective due to the material weakness noted below.

Management has concluded it did not maintain effective controls related to the accounting for the dissolution of the WBJV. Specifically, although the company’s controls are designed effectively, the Company’s controls did not operate effectively to identify the correct tax attributes arising on the transaction, resulting in the Company initially estimating that the tax basis of the WBJV was approximately equal to the carrying amount on the consolidated financial statements of the Company for the third quarter ended May 31, 2010. Accordingly, management has determined that this control deficiency constitutes a material weakness.

The Company has performed further analysis and now estimates a taxable temporary difference arising from the restructuring of the WBJV and the deemed sale for accounting purposes of WBJV Project 2 to Wesizwe for an additional interest in Maseve. Going forward, the Company’s internal controls relating to non-routine transactions will, where the company believes necessary, include consultations with external experts to ensure that non-routine transactions are recorded and accounted for in accordance with GAAP. Management believes that the material weakness has been remediated, subject to testing in fiscal 2011 as part of the Company’s annual assessment of the effectiveness of internal control over financial reporting.

The Company’s evaluation of internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

9. NYSE AMEX LLC corporate governance

The Company’s common shares are listed on the NYSE AMEX LLC (formerly the American Stock Exchange) (“NYSE-AMEX”). Section 110 of the NYSE-AMEX company guide permits NYSE-AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from NYSE-AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE-AMEX standards is posted on the Company’s website at www.platinumgroupmetals.net and a copy of such description is available by written request made to the Company.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.49

Supplementary Information and MD&A for the year ended August 31, 2010

10. Other information

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended August 31, 2010, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

11. Subsequent events

Subsequent events of a non-material nature may be discussed elsewhere within this document. Details of specific subsequent events are as follows:

(a) Resource Update Project 3

On September 30, 2010 the Company announced an updated resource estimate for Project 3 of the WBJV. The new resource calculation estimates 1.938 million 4E ounces (platinum, palladium, rhodium and gold) in the indicated category and 21,000 4E ounces in the inferred category. Earlier resource calculations estimated a project total of 1.9 million inferred ounces.

(b) Bought Deal Financing

On October 22, 2010 the Company announced that it had closed a bought deal financing involving the sale of 61.0 million shares at a price of $2.05 per share for gross proceeds of $125.05 million. The underwriters received a commission of 5.5% of the gross proceeds of the Offering and were granted an over-allotment option for a further 15% of the shares issued under the Offering, also at $2.05 per share.

On November 3, 2010 the Company announced that a further 9.1 million shares were issued for gross proceeds of $18.76 million pursuant to the full exercise of the over-allotment option described above. The underwriters also received a commission of 5.5% of the gross proceeds from the over-allotment exercise.

(c) Warrant Exercises

Subsequent to August 31, 2010 until November 29, 2010, 4,416,900 common share purchase warrants have been exercised at a price of $1.75 per share. A total of 12,537,150 common share purchase warrants were issued at $1.75 as a part of the placement on June 16, 2009 as described above. These warrants have an expiry date of December 16, 2010.

(d) Grant of Incentive Stock Options

On November 26, 2010 the Company granted 2,952,500 incentive stock options to directors, officers, employees and consultants of the Company at a price of $2.10 per share for a term of five years.

12. List of directors and officers

a) Directors:	b) Officers:
R. Michael Jones	R. Michael Jones

Frank R. Hallam	President & Chief Executive Officer
Iain McLean	Frank R. Hallam
Chief Financial Officer & Secretary
Eric Carlson
Peter C. Busse
Barry W. Smee	Chief Operating Officer

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.50

Independent Auditor’s Report

TO THE SHAREHOLDERS OF PLATINUM GROUP METALS LTD.

We have completed an integrated audit of Platinum Group Metals Ltd.’s 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as of August 31, 2010. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Platinum Group Metals Ltd. as of August 31, 2010 and August 31, 2009, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years ended August 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at August 31, 2010 and August 31, 2009 and the results of its operations and its cash flows for each of the three years in the three year period ended August 31, 2010 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Platinum Group Metals Ltd.’s internal control over financial reporting as at August 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.51

Independent Auditor’s Report

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We do not express an opinion or any other form of assurance on management’s statement referring to the corrective action taken subsequent to the year end.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. It was determined that the Company did not maintain effective internal control over financial reporting as at August 31, 2010, because of a material weakness identified in the period-end financial reporting control over appropriate documentation and analysis of non-routine transactions. The material weakness referred to above is described in the accompanying Management’s Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the August 31, 2010 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at August 31, 2010 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.52

Management’s responsibility for the Financial Statements and Management’s Report on Internal Control over Financial Reporting

Management’s responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2010. Based on this evaluation, management has concluded that as at August 31, 2010, the Company’s internal control over financial reporting was not effective due to the accounting for the dissolution of the Western Bushvold joint venture (“WBJV”). Although the company’s controls are designed effectively, the Company’s controls did not operate effectively to identify the correct tax attributes arising on the transaction, resulting in the Company initially estimating that the tax basis of the WBJV was approximately equal to the carrying amount on the consolidated financial statements of the Company for the third quarter ended May 31, 2010. Accordingly, management has determined that this control deficiency constitutes a material weakness. The Company has performed further analysis and now estimates a taxable temporary difference arising from the restructuring of the WBJV and the deemed sale for accounting purposes of WBJV Project 2 to Wesizwe for an additional interest in Maseve. Going forward, the Company’s internal controls relating to non-routine transactions will, where the Company believes necessary, include consultations with external experts to ensure that non-routine transactions are recorded and accounted for in accordance with GAAP. Management believes that the material weakness has been remediated, subject to testing in fiscal 2011 as part of the Company’s annual assessment of the effectiveness of internal control over financial reporting.

R. Michael Jones	Frank Hallam
Chief Executive Officer	Chief Financial Officer
November 29, 2010

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.53

Audited Consolidated Financial Statements for the year ended August 31, 2010

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(expressed in Canadian dollars)	Aug. 31, 2010	Aug. 31, 2009
ASSETS
CURRENT
Cash and cash equivalents	$2,366,136	$32,965,685
Amounts receivable (Note 3)	1,270,548	344,538
Available-for-sale securities (Note 4)		2,135,002
Due from WBJV partners		988,880
Due from JOGMEC partner (Note 5(b))		224,482
Prepaid expenses and other assets	69,382	50,812
Assets held for sale (Note 6(c))	951,928
Total current assets	4,657,994	36,709,399
PERFORMANCE BONDS	160,376	137,849
INVESTMENT IN WBJV (Note 5(a))		20,561,154
MINERAL PROPERTIES (Note 5)	116,026,514	6,057,034
FIXED ASSETS (Note 6(a))	309,417	365,079
SURFACE RIGHTS (Note 6(b))	5,836,702	3,240,282
Total assets	$126,991,003	$67,070,797

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$1,402,938	$861,041
Due to JOGMEC (Note 5(b))	423,456
Due to Wesizwe (Note 5(a))	443,614
Total current liabilities	2,270,008	861,041
FUTURE INCOME TAXES (Note 14)	21,822,522
Total liabilities	24,092,530	861,041
NON CONTROLLING INTEREST (Note 5(a))	$11,149,482	$-
SHAREHOLDERS’ EQUITY
Share capital (Note 7)	91,794,123	89,945,316
Contributed surplus	10,929,202	11,458,915
Accumulated other comprehensive income	(3,415,608)	(975,575)
Deficit	(7,558,726)	(34,218,900)
Total shareholders’ equity	91,748,991	66,209,756
Total liabilities and shareholders’ equity	$126,991,003	$67,070,797

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.54

Audited Consolidated Financial Statements for the year ended August 31, 2010

Consolidated Statements of Operations and Comprehensive Income
August 31, 2008 to August 31, 2010 (expressed in Canadian dollars)

				Cumulative amount from
	Year ended	Year ended	Year ended	March 16, 2000 to August
	August 31, 2010	August 31, 2009	August 31, 2008	31, 2010 (unaudited)
EXPENSES
Amortization	$104,622	$117,221	$132,172	$715,546
Annual general meeting	52,498	67,530	65,663	415,052
Filing and transfer agent fees	125,224	122,976	152,853	816,332
Foreign exchange loss (gain)	1,013,115	(322,833)	37,340	908,814
Insurance	106,861	119,160	105,844	488,735
Mineral property costs written off	-			6,430,293
Management and consulting fees	1,298,572	1,112,706	843,758	5,566,285
News releases, print and mailout	107,544	42,974	75,688	854,467
Office and miscellaneous	160,444	201,680	227,497	1,409,370
Professional fees	1,991,002	1,082,643	973,425	5,534,434
Promotion	106,681	195,604	214,524	1,139,562
Property investigations and other costs	85,051		170	214,425
Rent	203,176	216,545	184,094	1,077,207
Salaries and benefits	1,890,827	1,615,361	1,345,722	8,420,649
Shareholder relations	166,116	299,397	128,340	1,514,205
Stock compensation expense	137,600	2,100,736	580,128	5,834,522
Telephone	66,318	87,141	73,415	480,124
Travel	416,670	568,413	859,139	3,395,043
Recoveries	(239,875)	(199,015)	(243,895)	(1,779,739)
	(7,792,446)	(7,428,239)	(5,755,877)	(43,435,326)
Less interest earned	442,142	139,548	243,339	1,514,389
Loss before other items	(7,350,304)	(7,288,691)	(5,512,538)	(41,920,937)
Other items:
Write-down of and equity loss in investment	-			(429,275)
Realized gain on sale of marketable securities (Note 4)	2,796,738			2,844,420
Gain on WBJV reorganization (Note 5(a))	45,619,744			45,619,744
Gain on exchange of assets	177,284	7,297		175,651
	48,593,766	7,297		48,210,540
Income (loss) for the year before income taxes	41,243,462	(7,281,394)	(5,512,538)	6,289,603
Future income tax (expense) recovery (Note 14)	(14,583,288)	318,010	425,949	(12,102,329)
Income (loss) for the year	$26,660,174	$(6,963,384)	$(5,086,589)	$(5,812,726)
Other comprehensive income
Currency translation adjustment	(803,781)	428,820	(674,771)	(3,415,608)
Unrealized gain (loss) on marketable securities (Note 4)	-	864,452	(821,101)	43,351
Realized gain on marketable securities (Note 4)	(1,636,252)			(1,636,252)
Comprehensive income (loss) for the year	$24,220,141	$(5,670,112)	$(6,582,461)	$(10,821,235)
Basic earnings (loss) per common share	$0.29	$(0.10)	$(0.08)
Diluted earnings (loss) per common share	$0.28	$(0.10)	$(0.08)
Weighted-average number of common shares outstanding - Basic	93,498,192	72,466,079	61,978,849
Weighted-average number of common shares outstanding - Diluted	95,446,926	72,466,079	61,978,849

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.55

Audited Consolidated Financial Statements for the year ended August 31, 2010

Consolidated Statements of Shareholders’ Equity
August 31, 2007, to August 31, 2010 (expressed in Canadian dollars)

					Retained
					Earnings/
	Common shares without				Deficit
	par value				accumulated
				Accumulated	during
				other	exploration &	Total
			Contributed	comprehensive	development	shareholders’
	Shares	Amount	surplus	income	stage	equity
Balance, August 31, 2007	60,988,747	52,373,858	3,006,384	(2,365,876)	(22,168,927)	30,845,439
Financial Instrument transition adjustment				1,592,901		1,592,901
Issued on exercise of warrants	850,000	1,487,500				1,487,500
Issued on exercise of stock options	760,500	1,334,748	(512,924)			821,824
Issued for mineral properties net of costs	50,000	163,236				163,236
Stock options granted			1,288,383			1,288,383
Translation adjustment				(674,771)		(674,771)
Unrealized loss on marketable securities				(821,101)		(821,101)
Net loss					(5,086,589)	(5,086,589)
Balance, August 31, 2008	62,649,247	55,359,342	3,781,843	(2,268,847)	(27,255,516)	29,616,822
Issuance of common shares and warrants	29,969,770	34,174,382	5,288,917			39,463,299
for cash
Issued on exercise of stock options	196,650	411,592	(129,952)			281,640
Stock options granted			2,518,107			2,518,107
Translation adjustment				428,820		428,820
Unrealized gain on marketable securities				864,452		864,452
Net loss					(6,963,384)	(6,963,384)
Balance, August 31, 2009	92,815,667	89,945,316	11,458,915	(975,575)	(34,218,900)	66,209,756
Issued on exercise of stock options	1,149,125	1,848,807	(694,608)			1,154,199
Stock options granted			164,895			164,895
Translation adjustment				(803,781)		(803,781)
Realized gain on marketable securities				(1,636,252)		(1,636,252)
transferred to income
Net earnings					26,660,174	26,660,174
Balance, August 31, 2010	93,964,792	$91,794,123	$10,929,202	$(3,415,608)	$(7,558,726)	$91,748,991

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.56

Audited Consolidated Financial Statements for the year ended August 31, 2010

Consolidated Statements of Cash Flows
August 31, 2008 to August 31, 2010 (expressed in Canadian dollars)

				Cumulative
				amount from
				March 16, 2000
	Year ended			to August
	August 31,	Year ended	Year ended	31, 2010
	2010	August 31, 2009	August 31, 2008	(unaudited)
OPERATING ACTIVITIES
Income (Loss) for the year	$26,660,174	$(6,963,384)	$(5,086,589)	$(5,812,726)
Add items not affecting cash
Amortization	104,622	117,221	132,172	715,546
Loss on sale of fixed assets	-			8,930
Equity loss and write-down of investment	-			429,275
Future income tax expense (recovery)	14,583,288	(318,010)	(425,949)	12,102,329
Gain on sale of marketable securities	(2,796,738)			(2,844,420)
Gain on exchange of assets	(175,623)			(175,623)
Realized gain on WBJV reorganization	(45,619,744)			(45,619,744)
Mineral property costs written off	-			6,430,293
Finders fee received in shares (Note 4)	-			(100,000)
Gain on sale of mineral property	-			(240,000)
Non-cash stock compensation expense	137,600	2,100,736	580,128	5,834,522
Net change in non-cash working capital (Note 13(a))	394,181	(355,301)	252,810	484,257
	(6,712,240)	(5,418,738)	(4,547,428)	(28,787,361)
FINANCING ACTIVITIES
Performance Bonds	(22,527)	(11,473)	(76,965)	(160,376)
Issuance of common shares	1,154,199	39,744,939	2,309,324	93,265,289
	1,131,672	39,733,466	2,232,359	93,104,913
INVESTING ACTIVITIES
Costs to acquire New Millennium Metals	-			(231,325)
Acquisition of fixed assets	(48,960)	(2,411)	(240,609)	(1,030,199)
Acquisition cost of mineral properties	(26,460,952)	(18,727)	(41,881)	(28,059,365)
Acquisition of surface rights	(1,881,100)	(1,953,180)	(1,287,102)	(5,121,382)
Exploration expenditures, net of recoveries	(287,571)	(231,797)	(388,973)	(9,092,138)
Investment in and advances to WBJV	-	(922,799)	(8,615,562)	(22,087,414)
Investment in and advances to Active Gold Group Ltd.	-			(246,677)
Redemption/(acquisition) of short-term investments, net	-		2,000,000
Proceeds on sale of assets held for sale	652,864			652,864
Proceeds on sale of marketable securities	3,006,738			3,264,220
	(25,018,981)	(3,128,914)	(8,574,127)	(61,951,416)
Net increase (decrease) in cash and cash equivalents	(30,599,549)	31,185,814	(10,889,196)	2,366,136
Cash and cash equivalents, beginning of year	32,965,685	1,779,871	12,669,067
Cash and cash equivalents, end of year	$2,366,136	$32,965,685	$1,779,871	$2,366,136

See accompanying notes to the consolidated financial statements.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.57

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the year ended August 31, 2010

1. NATURE OF OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation (“New Millennium”). The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Ontario, Canada and the Republic of South Africa.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the significant policies outlined below.

(a)	Basis of presentation and principles of consolidation
The financial statements of entities controlled by the Company through voting equity interest, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities”, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or residual returns. The Company does not have any VIEs.
These consolidated financial statements include the accounts of the Company and its principal wholly- owned subsidiaries, Platinum Group Metals (Barbados) Ltd. (PTM B’dos), Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) (and in turn PTM RSA’s wholly-owned subsidiary Wesplats Holdings (Proprietary) Limited (“Wesplats”) and the 54.75% owned subsidiary Maseve Investments 11 (Pty) Ltd. (“Maseve”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. Wesplats owns surface rights areas overlying and adjacent to mineral rights held by PTM RSA and on behalf of the Company. Maseve holds a 100% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture (“WBJV”). All significant intercompany balances and transactions have been eliminated upon consolidation.
(b)	Short-term investments
Short-term investments, when held, comprise guaranteed investment certificates with original maturities of more than 90 days and less than one year.
(c)	Mineral properties, surface rights, and deferred exploration and development costs
Mineral properties consist of exploration and mining concessions, options, contracts and associated surface rights. Surface rights that have no associated mineral title and which are owned by the Company outright are shown separately. Acquisition and leasehold costs, exploration costs and surface rights are capitalized until such time as the property is put into production or disposed of either through sale or abandonment. Development expenditures incurred subsequent to the establishment of economic recoverability and upon receipt of project development approval from the Board of Directors are capitalized and included in the carrying amount of the related property. If put into production, the costs of acquisition, exploration and development will be amortized over the life of the property based on estimated economic reserves. If a property is abandoned, the property and deferred exploration costs are written off to operations.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.58

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

Management of the Company reviews and evaluates the carrying value of each mineral property and its mineral investments for impairment annually, or more often if indicators of impairment arise. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value. Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining recoverable amount. When it is determined that carrying value of a mineral property cannot be recovered it is written down to its estimated fair value.
(d)	Cash and cash equivalents
Cash and cash equivalents consist of cash and short-term deposits, which are readily convertible to cash and have original maturities of 90 days or less.
(e)	Reclamation and closure costs
The Company recognizes the estimated fair value of liabilities for asset retirement obligations including reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and amortized over the life of the asset. The liability is adjusted for changes in estimate at each reporting period and is accreted over time to the estimated asset retirement obligation ultimately payable through charges to operations.
The estimates are based on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, changes in technology and the means and cost of reclamation. Management of the Company has determined that there are no significant reclamation liabilities as at period end.
(f)	Income taxes
Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.
(g)	Basic Earnings (loss) per common share earnings (loss) per common share are calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.
(h)	Fixed assets
Fixed assets are recorded at cost and are amortized at the following annual rates:

Computer equipment and software	30% declining balance
Office furniture and equipment	20% declining balance
Vehicles	30% declining balance
Leasehold improvements	2 years straight line

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.59

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

(i)	Measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Significant items where management’s judgement is applied include the assessment of impairment of long-lived assets, amortization, income tax provisions, contingent liabilities, and stock-based compensation, asset retirement obligations and fair value estimates. Actual results could differ from those estimates.
(j)	Translation of foreign currencies
These consolidated financial statements are expressed in Canadian dollars. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.
(k)	Stock-based compensation
The fair values for all stock-based awards are estimated using the Black-Scholes model and recorded in operations over the period of vesting. The compensation cost related to stock options granted is recorded in operations or capitalized to mineral properties, as applicable.
Cash received on exercise of stock options is credited to share capital and the amount previously recognized in contributed surplus is reclassified to share capital.
(l)	Financial instruments
The Company’s financial instruments are comprised primarily of cash and cash equivalents, amounts receivable, amounts due to/from project partners, performance bonds, and accounts payable and accrued liabilities. All financial instruments are recognized initially at fair value. Held-for trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are also measured at fair value with changes in fair value recognized in comprehensive income until the investment is derecognized or impaired, at which time the amounts in accumulated comprehensive income are recorded in earnings. Cash and cash equivalents are accounted for as held for trading. Accounts receivable, amounts due to/from project partners, performance bonds and accounts payable and accrued liabilities are measured at amortized cost.
(m)	New accounting pronouncements
In February 2008, the CICA issued new pronouncements in Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and startup costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 was adopted September 1, 2009, and doing so has had no effect. In July 2009, the CICA approved amendments to Section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments as follows:

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.60

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

• Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

• Level 3: Valuations based on significant inputs that are not derived from observable data, such as discounted cash flow methodologies based on internal cash flow forecasts.

There was no material impact upon adoption of this standard.

In January 2009, The CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of adopting the sections.

CICA Handbook Section 1625, has been amended as a result of issuing Sections, 1582 1601 and 1602. These amendments are effective for the Company for its interim and annual financial statements beginning after January 3, 2011. The Company is assessing the impact of these changes on its consolidated financial statements.

In June 2009, the CICA issued amendments to CICA Handbook Section 1506. It was amended to exclude from its scope changes in accounting policies upon the total replacement of an entity’s primary basis of accounting relating to fiscal years beginning on or after July 1, 2009. The adoption of IFRS is not expected to qualify as an accounting change under Section 1506.

3. AMOUNTS RECEIVABLE
	Aug. 31, 2010	Aug. 31, 2009
Expenditure advances receivable	$8,486	$3,581
Due from related parties (Note 10 (d) and (e ))	36,089	17,172
Goods and services tax recoverable	126,803	37,160
Receivable from sale of assets (Note 6(c))	652,864
South African value added tax (“VAT”) recoverable	444,736	272,973
Interest receivable	1,570	13,652
	$1,270,548	$344,538

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.61

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

4. AVAILABLE-FOR-SALE SECURITIES

The Company sold all of its marketable securities during the year. At August 31, 2010 the Company has a $Nil balance in this account. These securities had been accounted for as available-for-sale at the previous year-end August 31, 2009 as follows:

			Accumulated Unrealized
August 31, 2009	Number of Shares	Cost ($)	Gains ($)	Fair Value ($)
MAG Silver Corp.	100,000	50,000	445,000	495,000
West Timmins Mining Inc.	800,001	160,000	1,480,002	1,640,002
Total Marketable Securities		210,000	1,925,002	2,135,002

On November 6, 2009 pursuant to an agreement between West Timmins Mining Inc. and Lake Shore Gold Corp., the Company exchanged its 800,001 shares in West Timmins Mining Inc. for common shares in Lake Shore Gold Corp. at a share exchange rate of 1 West Timmins share to each 0.73 share of Lake Shore Gold Corp. A gain of $2,100,080 was realized on the exchange of shares. In the second quarter of 2010 the Company sold its 584,000 shares of Lake Shore Gold Corp. realizing a further $44,080 gain on the sale of shares. $222,337 was allocated to AOCI from this sale.

During the year the Company sold 100,000 MAG Silver Corp. shares for a realized gain of $652,578. $66,413 was allocated to AOCI from this sale.

MAG Silver Corp. and West Timmins Mining Inc. are related parties of the Company, as discussed in Note 10.

5. MINERAL PROPERTIES

	Aug 31, 2010	Aug. 31, 2009
Projects 1 & 3 (a)	$109,588,950	-
Other mineral properties (b)	6,437,564	6,057,034
	$116,026,514	$6,057,034

(a)	Projects 1 & 3
On October 26, 2004 the Company entered into the WBJV with a subsidiary of Anglo Platinum Limited (“Anglo”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. Later the total area of the WBJV became approximately 72 square kilometres through further property contributions by Anglo. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest. The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV). In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe Platinum Ltd (“Wesizwe”) and since then Wesizwe has become responsible for all of the rights and obligations of Africa Wide.
The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009. Based on the WBJV resource estimate contained in the July 2008 Feasibility Study, and under the terms of the original WBJV agreement, each party was allocated an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from their contributed properties. On April 22, 2010 the Company paid an equalization amount due to Anglo in the amount of $ 24.83 million (R 186.26 million).

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.62

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

Also on April 22, 2010, the partners of the WBJV completed a transaction first announced September 2, 2008 whereby the WBJV was dissolved and its underlying assets were reorganized with the following outcomes:

• Wesizwe acquired all of Anglo’s rights and interests to the mineral rights underlying the WBJV, retained

Anglo’s mineral rights to Project 2, and then transferred all of Anglo’s mineral rights underlying Projects 1 and 3 into project operating company Maseve. The Company also transferred its interests in the mineral rights underlying Project 1 into Maseve, the result being that Wesizwe retained 100% of Project 2 and that Maseve obtained 100% of Projects 1 and 3.

• In exchange for its 18.5% of Project 2 the Company effectively received a 17.75% interest in Maseve.

The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75%. Wesizwe received a 45.25 % initial interest in Maseve.

• The Company has a right to acquire a further 19.25% interest in Maseve for subscriptions in the amount of R 408.8 million (approx. $59.52 million as of November 22, 2010), thereby allowing the Company to increase its shareholding in Maseve to 74%. The subscription funds paid into Maseve by the Company will be held in escrow to be applied towards Wesizwe’s capital requirements for Projects 1 and 3. The cash subscriptions into Maseve are due by January 17, 2011 or the Company will lose the right to increase its interest to 74%. The Company may make partial subscriptions if it so chooses.

Pursuant to the terms of the WBJV Agreement and the WBJV Restructuring, the Company agreed to reimburse Wesizwe for past exploration costs, not including overhead costs, related to Project 2. Based on information provided by Wesizwe, the Company has accrued an amount due to Wesizwe of R9.72 million (approximately Cdn$1.41 million as at November 22, 2010) against amounts due from Wesizwe for its share of costs related to the WBJV, resulting in a net payable of $443,614.

The sale of the Company’s 18.5% interest in Project 2 was accounted for as an arm’s length transaction at a fair value of $65.42 million on April 22, 2010, versus an historic cost of $19.80 million, for a gain of $45.62 million. The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of existing business and was transferred into Maseve at book cost. The April 22, 2010 transactions qualified for relief from capital gains tax in accordance with South African tax law.

The fair value of the additional 17.25% interest in Maseve was estimated by calculating the net present value of Project 1 cash flows extracted from the updated feasibility study using independently validated consensus metal prices, a discount rate of 10%, and a Rand to $US exchange rate of 8:1. The fair values are highly sensitive to changes in the key assumptions.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company and is accounted for as a non-controlling interest.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.63

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

(b)	Other mineral properties
Year ended August 31, 2010

		South Africa			Canada
		War			Shelby	South
	Tweespalk	Springs	Other	LDI River	Lake	Legris	Other	Total
Acquisition costs of mineral
rights
Balance, beginning of year	$59,995	$144,498	$3,321	$598,571	$313,864	$60,000	$ $1,180,249
Incurred during year	23,746	20,455	16,790		7,992		23,976	92,959
Balance, end of year	$83,741	$164,953	$20,111	$598,571	$321,856	$60,000	$23,976	$1,273,208
Deferred exploration costs
Assays and geochemical	$ $120,284		$48,839	$ $		$ $		$169,123
Drilling		839,149	103,373					942,522
Geological	971	216,516	368,636	2,800	85,288	8,231	142,439	824,881
Maps, fees and licenses
Site administration		134,210	18,588					152,798
Travel		78,593	63,658					142,251
	971	1,388,752	603,094	2,800	85,288	8,231	142,439	2,231,575
Balance, beginning of year	892,135	2,271,260	632,011	363,755	563,687	153,937		4,876,785
Recoveries		(1,388,752)	(555,252)					(1,944,004)
Balance, end of year	$893,106	$2,271,260	$679,853	$366,555	$648,975	$162,168	$142,439	$5,164,356
Total Other Mineral	$976,847	$2,436,213	$699,964	$965,126	$970,831	$222,168	$166,415	$6,437,564
Properties

Year ended August 31, 2009

Acquisition costs of mineral
rights
Balance, beginning of year	$52,037	$134,358	$2,692	$598,571	$313,864	$60,000	$1,161,522
Incurred during year	7,958	10,140	629				18,727
Less amounts written off
Balance, end of year	$59,995	$144,498	$3,321	$598,571	$313,864	$60,000	$1,180,249
Deferred exploration costs
Assays and geochemical	$ $88,570		$14,539	$1,458	$2,453	$7,531	$114,551
Drilling		434,764			47,566	47,566	529,896
Geological	777	160,620	82,625	3,655	13,083	13,083	273,843
Maps, fees and licenses					67		67
Site administration	157	130,174	428				130,759
Travel		17,740	85				17,825
	934	831,868	97,677	5,113	63,169	68,180	1,066,941
Balance, beginning of year	891,201	2,235,318	573,552	358,642	500,518	85,757	4,644,988
Recoveries		(795,926)	(39,218)				(835,144)
Balance, end of year	$892,135	$2,271,260	$632,011	$363,755	$563,687	$153,937	$4,876,785
Total Mineral Properties	$952,130	$2,415,758	$635,332	$962,326	$877,551	$213,937	$6,057,034

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.64

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

(1) Republic of South Africa
(i)	War Springs and Tweespalk
On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. The Company now holds New Order prospecting permits on 100% of this territory. Acquisition and exploration costs on these properties to August 31, 2010 total $3,413,060 (2009 - $3,367,888).
The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.
Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe Platinum Ltd. and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.
On March 5, 2009 the Company announced an agreement with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. Total expenditures incurred by JOGMEC to August 31, 2010 amounted to approximately $2,184,678 (2009 - $795,926). An amount of $186,416 in cash received from JOGMEC for work on this project remained to be spent at year end and was recorded as due to JOGMEC (2009 - $224,482 receivable from JOGMEC) as well as an amount for the Waterburg project which is stated below.

(ii)	Other
During 2009 the Company acquired by staking various prospecting permits in South Africa including the Sable Joint Venture project area on the Western Limb of the Bushveld Complex west of Pretoria and the Waterberg project area on the far Northern Limb of the Bushveld Complex.

In October 2009 the Company entered an agreement with JOGMEC and Mnombo Wethu Consultants CC (“Mnombo”) whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of US$3.2 million over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. If required the Company has agreed to loan Mnombo their first $87,838 in project funding and the Company and JOGMEC may assist Mnombo to acquire commercial loans to fund their ongoing requirements, or may choose to allow Mnombo to defer those costs against their share of future proceeds from the project. Total expenditures incurred by JOGMEC to August 31, 2010 amounted to approximately $555,252. An amount of $237,040 in cash received from JOGMEC for work on this project remained to be spent at year end and was recorded as due to JOGMEC as well as an amount for the Warsprings project which is stated above.

(2) Ontario, Canada
(i)	Lac des Iles (“LDI”) River
On May 5, 2000, the Company entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.65

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

(ii)	South Legris
In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.
(iii)	Shelby Lake
On June 28, 2000, the Company entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four year period. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty, of which the Company may buy back one half for $500,000.
(iv)	Other

The Company has staked other properties in the Lac des Isle camp and has paid $31,968 for staking these claims.

(3) Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

6. FIXED ASSETS (a) Equipment, Leaseholds and Vehicles

		August 31, 2010
	Cost	Accumulated Amortization	Net Book Value
Computer equipment and software	$512,682	$387,025	$125,657
Leasehold improvements	38,641	31,457	7,184
Office furniture and equipment	266,643	137,140	129,503
Vehicles	82,447	35,374	47,073
	$ 900,413	$ 590,996	$ 309,417

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.66

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

		August 31, 2009
	Cost	Accumulated Amortization	Net Book Value
Computer equipment and software	$495,049	$337,386	$157,663
Leasehold improvements	38,642	28,423	10,219
Office furniture and equipment	257,445	112,977	144,468
Vehicles	85,818	33,089	52,729
	$876,954	$511,875	$365,079

(b)	Surface Rights
In 2004 the Company acquired surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ in exchange for total payments of approximately $1.4 million. The benefit of these rights became part of the WBJV under the original 2004 agreement. The Elandsfontein mineral titles were transferred to project operating company Maseve on April 22, 2010 while the surface rights, valued at half of the original acquisition cost (approx. $715,000), remain under title to the Company and a 45.25% credit of approximately $320,000 was applied to amounts due to/from Wesizwe in recognition of their attributable portion of the surface rights as at April 22, 2010.
During 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for Rand 8.0 million (approx. $1.10 million) and the Company also acquired surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million plus legal and interest charges of Rand 621,214 for a total of Rand 15.69 (approx. $2.14 million). The rights to these two properties are to the benefit of the Company alone and are distinct from the 365.64 hectare Elandsfontein Farm described above.
On August 12, 2010 the Company (once again alone) acquired the option to purchase surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 Platinum Mine, for Rand 130.0 million ($18.80 million at the time). A non-refundable deposit of Rand 13.0 million (approx. $1.88 million at the time) was paid to the Vendor on August 26, 2010 and will be set against the final purchase amount. This deposit has been recorded in Surface Rights. The purchase price balance of Rand 117.0 million is subject to the grant of a mining authorization within one year of the deposit date. PTM may waive the condition precedent at any time. The Company can extend the option to purchase due date for a further year for a second Rand 13.0 million payment against the purchase price.
(c)	Rock Winders
During 2008 the Company acquired two rock winders at a cost of R 16.6 million (approx. $2.3 million) for use on a possible shaft facility for Project 1 of the WBJV. Later designs excluded the use of winders and these winders have been held for sale and under title to the Company. On April 22, 2010 the Company applied a 45.25% credit for R7.51 million (approx. $1.08 million) to the amount due to/from Wesizwe in recognition of their attributable share of the winders on that date. During the year the Company sold one winder for US $1.28 million (approx. $1.30) of which a non-refundable deposit of 50% was received on June 23, 2010. Subsequent to the end of the year on November 17, 2010 the Company received the final payment.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.67

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

7. SHARE CAPITAL
(a)	Authorized
Unlimited common shares without par value
(b)	Issued and outstanding
At August 31, 2010 there were 93,964,792 shares outstanding.
During the year ended August 31, 2010:
(i) 1,149,125 stock options were exercised for proceeds of $1,154,199.
During the year ended August 31, 2009:
(ii) the Company closed a brokered private placement on June 16, 2009 of 24,999,300 units for gross proceeds of $35,002,020 at a price of $1.40 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Of the gross proceeds $29,713,103 was assigned to the common shares issued and $5,288,917 to the warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of $1.75 until December 16, 2010. The Company paid the underwriters a fee of $2,100,121 representing 6% of the aggregate gross proceeds of the offering. Other issue costs of $746,681 related to TSX and NYSE Alternext filing fees, underwriters’ expenses and legal fees.
(iii) the Company closed a non-brokered private placement in October 2008 for $7,611,229 upon the issue of 4,910,470 common shares at a price of $1.55 per share. A finders’ fee of $186,000 in cash and a further 60,000 shares at the offering price was paid in respect of certain of the subscriptions.
Other issue costs of $117,148 related to TSX and NYSE Alternext filing fees and legal fees.
(iv) 196,650 stock options were exercised for proceeds of $281,640.
(c)	Incentive stock options
The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company vest on average at an amount of 25% per six month period, while others vest immediately.
The following tables summarize the Company’s outstanding stock options:

Exercise Price	Number Outstanding	Weighted Average Remaining	Number Exercisable
	at August 31, 2010	Contractual Life (Years)	at August 31, 2010
1.40	1,379,000	3.95	1,379,000
1.50	9,500	0.36	9,500
1.60	1,492,000	3.13	1,492,000
1.85	175,000	0.98	175,000
1.95	50,000	3.43	50,000
2.27	10,000	3.44	10,000
2.57	885,000	1.38	885,000
4.15	150,000	2.15	150,000
4.40	850,00	2.15	850,000
	5,000,500	2.77	5,000,500

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.68

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

The weighted average exercise price of the exercisable options at year end was $2.28.

		Weighted Average
	Number of Shares	Exercise Price
Options outstanding at August 31, 2008	3,857,875	2.56
Granted	3,279,000	1.52
Exercised	(196,650)	1.43
Forfeited	(790,600)	2.54
Options outstanding at August 31, 2009	6,149,625	$2.04
Granted
Exercised	(1,149,125)	1.00
Forfeited
Options outstanding at August 31, 2010	5,000,500	$2.28

During the year ended August 31, 2010 the Company granted no stock options (August 31, 2009 –3,279,000). The Company recorded $164,895 ($137,600 expensed and $27,295 capitalized to the WBJV, not including gross up future income tax liability of $10,900 (August 31, 2009 - $165,460)) of compensation expense relating to stock options vested in this period (August 31, 2009 - $2,518,108 ($2,100,736 expensed and $417,371 capitalized to the WBJV)). Cash received from the exercise of stock options during the year ended August 31, 2010 totalled $1,154,199 (August 31, 2009 - $281,640).

The Company used the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the year ended August 31, 2009:

Risk-free interest rate	2.59%
Expected life of options	3.21 years
Annualized volatility	77.97%
Dividend rate	0.00%

(d)	Share purchase warrants
During the year ended August 31, 2009, 12,537,150 purchase warrants were issued at $1.75 as a part of the placement on June 16, 2009 as described above. These warrants have an expiry date of December 16, 2010. None of the warrants had been exercised as of August 31, 2010. Subsequent to August 31, 2010, a total of 4,416,900 of these warrants were exercised. There are no other warrants outstanding.

8.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, contributed surplus, accumulated other comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.69

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary based on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not currently declare or pay out dividends.

As at August 31, 2010, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

(a)	Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the
Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk
Total credit risk is limited to the carrying amount of amounts receivable.
(ii) Cash and cash equivalents
In order to manage credit and liquidity risk we invest only in term deposits with Canadian Chartered and South African banks that have maturities of three months or less. A South African Bank Rand account held in the United Kingdom is used for holding Rand denominations only, and is controlled entirely by PTM. Deposit limits are also established based on the type of investment, the counterparty and the credit rating.
(b)	Liquidity risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. Future exploration, development, mining, and processing of minerals from the Company’s properties will  require additional financing. The Company has no credit facilities in place at this time,
although it is currently evaluating possible debt financing. The only other current source of funds available to the Company   is the issuance of additional equity capital, which if available, may result in substantial dilution to existing shareholders. There is no assurance that such funding will be available to the Company, or that it will be obtained on terms favourable to the Company. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.
(c)	Currency risk
The Company’s functional currency is the Canadian dollar, while its operations are in both Canada and South Africa; therefore the Company’s net earnings (losses) and other comprehensive earnings (losses) are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company’s significant foreign currency exposures on financial instruments comprise cash and cash equivalents, performance bonds, accounts receivable, amounts due to Wesizwe, and accounts payable and accrued liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.70

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

The Company’s net loss and other comprehensive loss are affected by changes in the exchange rate between its operating currencies and the Canadian dollar. At August 31, 2010, based on this exposure a 10% change in the Canadian dollar versus Rand foreign exchange rate would give rise to a change in income for the year presented of approximately $38,500. During the year, a large foreign exchange loss occurred due to the drop in the value of the Rand relative to the Canadian dollar immediately before an equalization payment was made in Rand to Anglo Platinum on April 22, 2010. The foreign exchange loss related to holding this money in Rand prior to this transaction was approximately $1 million. Under normal business operations, large amounts of cash are not held in Rand to reduce the currency risks to the Company.
(d)	Interest rate risk
The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. At August 31, 2010, based on this exposure a 1% change in the average interest rate would give rise to an increase/decrease in the earnings for the year of approximately $24,000.

10.	RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:
(a)	During the year, $679,121 (2009 - $385,967, 2008 - $449,807) was paid to non-independent directors for salary, consulting and bonus. During the year, an additional $88,000 (2009 - $75,000, 2008 - $75,000) was paid to independent directors for annual and meeting fees. At August 31, 2010, $8,000 was included in accounts payable (2009 - $45,308, 2008 - $75,000).
(b)	The Company received $64,347 (2009 - $135,895, 2008 - $135,895) during the year from MAG Silver Corp. (“MAG”), a company with three directors in common. Amounts receivable at the end of the year include an amount of $Nil (2009 - $4,408, 2008 - $1,819) due from MAG. MAG terminated its service agreement with the Company on December 31, 2009.
(c)	During the year the Company accrued or received payments of $8,000 (2009 – $38,000, 2008 - $108,000) from West Timmins Mining Inc. (“WTM”), a company that had three directors in common and an officer in common, for administrative services. Amounts receivable at the end of the year includes an amount of $Nil (2009 - $12,768, 2008 - $997). This agreement was terminated at December 15, 2009 after the amalgamation by plan of arrangement between Lakeshore Gold Corp. and WTM in November 2009.
(d)	During the year the Company accrued or received payments of $46,750 (2009 - $Nil, 2008 -$Nil) from West Kirkland Mining Inc. (“WKM”), a company with three directors in common, for administrative services.
Amounts receivable at the end of the year includes an amount of $12,235 (2009 - $Nil, 2008 - $Nil).
(e)	During the year the Company accrued or received payments of $59,500 (2009 - $Nil, 2008 - $Nil) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services.
Amounts receivable at the end of the period includes an amount of $23,854 (2009 - $Nil, 2008 -$Nil).
(f)	The Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common in 2005. During the year ended August 31, 2010 the Company accrued or paid Anthem $86,879 under the office lease agreement (2009 - $86,849, 2008 - $88,382).

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.71

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

All amounts in Amounts receivable and Accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

11. CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa, which it has entered into for the years ending on August 31, are as follows:

August 31, 2011			$32,179
August 31, 2012			1,694
			$33,873

12. SUPPLEMENTARY CASH FLOW INFORMATION
Net change in non-cash working capital
	Year Ended	Year Ended	Year Ended
	Aug. 31, 2010	Aug. 31, 2009	Aug. 31, 2008
Amounts receivable	$(273,146)	$(253,844)	$103,401
Prepaid expenses and other	(18,570)	41,263	(6,620)
Accounts payable	685,897	(142,720)	156,029
	$394,181	$(355,301)	$252,810

13. SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Segmented information presented on a geographic basis follows:

Assets
	August 31, 2010	August 31, 2009
Canada	$5,592,110	$37,143,004
South Africa	121,398,893	29,927,793
	$126,991,003	$67,070,797

Substantially all of the Company’s capital expenditures are made in the South African geographical segment.

Results of Operations

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.72

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

14. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2010	2009	2008
Statutory tax rates	29.00%	30.17%	32.00%
Recovery of income taxes computed at statutory rates	$(11,960,605)	$2,203,883	$1,775,959
Changes in valuation allowance	(1,322,656)	(864,210)	(683,415)
Effect of lower tax rates in foreign jurisdictions	(429,460)	(32,699)	(66,007)
Non-deductible expenses	(334,692)	(638,247)	(195,057)
Other	(535,875)	(350,717)	(405,531)
Future income tax (expense) recovery	$(14,583,288)	$318,010	$425,949

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

	2010	2009
Future income tax assets
Operating loss carryforwards	$13,403,828	$4,298,432
Fixed assets	59,274	55,063
Mineral properties	270,235	4,346,454
Share issuance costs	486,782	691,422
	14,220,119	9,391,371

Valuation allowance on future income tax assets	(5,666,617)	(8,647,412)
	$8,553,502	$743,959
Future income tax liability
Investment in WBJV	-	(455,209)
Marketable securities	-	(288,750)
Mineral Properties	(30,376,024)
	$(30,376,024)	$(743,959)
	$(21,822,522)	$-

At August 31, 2010, the Company has unrecognized non-capital loss carry forwards available to offset future taxable income in Canada of $19 million, which expire at various dates from 2011 to 2030.

The above estimated future tax liability is based on management’s determination of the tax basis of the WBJV versus the carrying amount for accounting purposes. The determination of these amounts and the resulting deferred tax liability remains subject to measurement uncertainty.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.73

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The significant differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

Consolidated Balance Sheets
		Aug. 31, 2010		Aug. 31, 2009
Total assets under Canadian GAAP		$126,991,003		$67,070,797
Decrease due to lower investment in WBJV (a)			-	(16,578,389)
Decrease in mineral properties due to expensing of exploration costs in WBJV (a)		(13,841,701)
Decrease in mineral properties due to expensing of exploration costs (b)		(5,164,356)		(4,876,785)
Decrease in mineral properties on reorganization of WBJV (c)		(8,088,816)
Total assets under US GAAP		$99,896,130		$45,615,623
Total liabilities under Canadian GAAP		$24,092,530		$861,041
Decrease in future income taxes on reorganization of WBJV (c)		(6,688,168)
Total liabilities under US GAAP		$17,404,362		$861,041
Non controlling interest under Canadian GAAP		$11,149,482		$
Decrease in non controlling interest on reorganization of the WBJV (c)		(5,823,079)
Non controlling interest under US GAAP		5,326,403
Shareholders’ equity under Canadian GAAP		91,748,991		66,209,756
Cumulative mineral properties adjustment for WBJV (a)		(16,885,686)		(18,760,215)
Cumulative mineral properties adjustment (b)		(5,164,356)		(4,876,785)
Cumulative translation adjustment (a)		3,043,985		2,181,826
Cumulative changes on reorganization of WBJV (c)		4,422,431
Shareholders’ equity under US GAAP		77,165,365		44,754,582
Total liabilities and shareholders’ equity under US GAAP		$99,896,130		$45,615,623

				Cumulative
				from March
				16,
				2000 to
	Year ended	Year ended	Year ended	August 31,
Consolidated Statements of Operations	August 31,	August 31,	August 31,	2010
	2010	2009	2008	(unaudited)
Net income (loss) under Canadian GAAP	$26,660,174	$(6,963,384)	$(5,086,589)	$(6,057,648)
Mineral property costs written off	-			4,101,556
Adjustment for exploration expenditures incurred in WBJV (a)	-		(5,881,821)	(18,470,466)
Increase in gain on sale of WBJV Project #2 (c)	1,874,529			1,874,529
Exploration expenditures (b)	(287,571)	(231,797)	(388,973)	(9,265,912)
Future income taxes - marketable securities (d)	288,750	(152,550)	(136,200)
Future income taxes - stock based compensation (e)	-		(289,749)	(1,427,844)
Difference in future income taxes due to reorganization of	4,422,431			(9,754,733)
WBJV (c)
Other historical differences	-			673,605
Net income (loss) under US GAAP	32,958,313	$(7,347,731)	$(11,783,332)	$(38,326,913)
Basic income (loss) per common share under US GAAP	$0.35	$(0.10)	$(0.19)
Diluted income (loss) per common share under US GAAP	$0.35	$(0.10)	$(0.19)

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.74

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

				Cumulative from
	Year ended	Year ended	Year ended	March 16, 2000
Consolidated Statements of Cash Flows	August 31,	August 31,	August 31,	to August 31,
	2010	2009	2008	2010 (unaudited)
Operating activities
Operating activities under Canadian GAAP	$(6,712,240)	$(5,418,738)	$(4,547,428)	$(28,787,361)
Deferred exploration (a)(b)	(287,571)	(231,797)	(7,594,871)	(27,682,528)
Operating activities under US GAAP	$(6,999,811)	$(5,650,535)	$(12,142,299)	$(56,469,889)
Financing activities
Financing activities under Canadian and US GAAP	$1,131,672	$39,733,466	$2,232,359	$93,104,913
Investing activities
Investing activities under Canadian GAAP	$(25,018,981)	$(3,128,914)	$(8,574,127)	$(61,951,416)
Deferred exploration (a)(b)	287,571	231,797	7,594,871	27,682,528
Investing activities under US GAAP	$(24,731,410)	$(2,897,117)	$(979,256)	$(34,268,888)

(a)	Investment in WBJV
Under Canadian and US GAAP the Company accounted for its working interest in the WBJV as an investment in the WBJV. Under Canadian GAAP these expenditures were capitalized to the investment in WBJV. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations.
As disclosed in Note 5 the Company published a Feasibility Study for the WBJV late in the 2008 fiscal year. The study defined mining reserves and, as a consequence, exploration and development costs relating to this investment were deferred under US GAAP, subsequent to September 1, 2008. The carrying amount, however, is affected by foreign exchange translation.
(b)	Exploration expenses
Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore if the Company considers such costs to have the characteristics of fixed assets. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves as defined under SEC regulations. For US GAAP purposes the Company has expensed exploration expenditures in the period incurred. The Company believes that these cash expenditures under US GAAP are also more appropriately classified as cash operating activities as they were funded by the Company in the respective periods.
(c)	Reorganization of WBJV
On April 22, 2010, the partner of the WBJV completed a reorganization of the WBJV (refer to Note 5). Under U.S GAAP, the Company expensed exploration costs until September 1, 2008, resulting in cumulative differences between the carrying amount of the investment in WBJV between Canadian GAAP and U.S. GAAP. As a result of these differences, the accounting for the reorganization of the WBJV resulted in the following adjustments to reconcile from Canadian GAAP to U.S. GAAP:
•	Gain on sale of WBJV Project #2
•	Deferred income taxes arising on taxable temporary differences
•	Non-controlling interest

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.75

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

(d)	Comprehensive Income
Prior to September 1, 2007, the accounting for the Company’s marketable securities was different under US GAAP compared with the accounting under Canadian GAAP. Effective September 1, 2007, the Company adopted CICA Section 3855, Financial Instruments, which requires financial instruments to be carried in the financial statements at fair value. The Company accounted for marketable securities as available for sale financial instruments and carried them at fair value which is consistent with US GAAP. However, the accounting for future income taxes with respect to the fair value adjustments is different under Canadian and US GAAP. Under Canadian GAAP, the Company recorded a future income tax liability of $288,750 with a corresponding amount recorded to accumulated other comprehensive income. Offsetting this, under Canadian GAAP the Company adjusted the valuation allowance for future income tax assets by $288,750 and recorded a future income tax recovery of $288,750 in the statement of operations. Under US GAAP, the adjustment to the valuation allowance would have been recorded to accumulated other comprehensive income. This amount was reversed in 2010 as the marketable securities were sold.

SFAS No. 130, Reporting Comprehensive Income, requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The impact of SFAS No. 130 on the Company’s financial statements is as follows:

	Year ended	Year ended	Year ended
	August 31, 2010	August 31, 2009	August 31, 2008
Net income (loss) under US GAAP	$32,958,313	$(7,347,731)	$(11,783,332)
Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	-	1,017,002	(966,001)
Realized gain on marketable securities	(1,925,002)	-	-
Translation adjustment	58,378	108,145	(76,208)
Comprehensive net income (loss) under US GAAP	$31,091,689	$(6,222,584)	$(12,825,541)

(e)	Future income taxes on stock based compensation
Under Canadian GAAP an income tax recovery is recorded in the statement of operations when eligible stock based compensation is capitalized against an asset, with the corresponding entry recorded against the asset.
However, under US GAAP, the Company expenses all exploration expenditure prior to establishing  mining reserves, including stock based compensation (refer to note 16(a) above for further discussion). Therefore, any income tax recovery recorded under Canadian GAAP is derecognized for US GAAP purposes until mining reserves are established.

(f)	Impact of Recent United States Accounting Pronouncements
(i) FASB Accounting Standard Codification (“ASC”) No. 805, Business Combinations (“ASC 805”)
ASC 805, Business Combinations improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This standard was adopted and had no effect on the Company’s financial statements.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.76

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

(ii) FASB Accounting Standard Codification (“ASC”) No. 810, Consolidation (“ASC 810”)

In December 2007, the FASB issued ASC 810, “Consolidation”. ASC 810 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. ASC 810 changes the way the consolidated earnings (loss) statement is presented by requiring consolidated net earnings (loss) to be reported including the amounts attributable to both the parent interest and the non-controlling interest. The Standard requires disclosure on the face of the consolidated statement of operations of the amounts of consolidated net earnings (loss) attributable to the parent interest and to the non-controlling interest. ASC 810 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company expects that the adoption of ASC 810 will not have significant effect on the Company’s financial position, results of operations or cash flows.

(g)	Development stage enterprise
The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (SFAS) No. 7, Accounting and Reporting by Development Stage Enterprises. The following additional disclosures are required under U.S. GAAP:
Consolidated summarized statements of operations and cash flows since March 16, 2000, the date the Company commenced operations.

Consolidated operations:
Period from March 16, 2000 (inception) to August 31, 2010
Exploration expenditures incurred in WBJV	$18,470,466
Exploration expenditures	9,265,912
Gain on sale of WBJV Project #2	(47,494,273)
Change in FIT	9,060,857
General administrative, salaries and other	34,601,865
Ending deficit, August 31, 2010	$23,904,827

Consolidated cash flows:
Period from March 16, 2000 (inception) to August 31, 2010
Operating activities	$(56,469,889)
Investing activities	(34,268,888)
Financing activities	93,104,913
Cash and cash equivalents - August 31, 2010	$2,366,136

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.77

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

	Common		Flow-through		Accumulated	Deficit accumulated
	shares without		special		other	during exploration	Total
	par value	Obligation to	warrants	Contributed	comprehensive	& development shareholders’
	Amount	issue shares	Amount	surplus	income	stage	equity
Issued for cash	$89,000	$ $521,000		$ $		$ $610,000
Issued for mineral properties		20,000					20,000
Net Loss	-	-	-	-	-	(270,435)	(270,435)
Balance, August 31, 2000	89,000	20,000	521,000			(270,435)	359,565
Issued for cash	1,356,532		1,107,771				2,464,303
Issued upon exercise of share purchase warrants	1,100						1,100
Issued for mineral properties	57,050	(17,400)					39,650
Issued upon exercise of special warrants	521,000		(521,000)
Issued upon exercise of flow through special warrants	1,107,771		(1,107,771)
Stock options granted				1,250			1,250
Net loss	-	-	-	-	-	(960,202)	(960,202)
Balance at August 31, 2001	3,132,453	2,600		1,250		(1,230,637)	1,905,666
Issuance of common shares for cash	1,951,135						1,951,135
Issued for mineral properties	36,509	(2,600)					33,909
Issued to acquire New Millennium Metals	1,310,385						1,310,385
Unrealized loss on marketable securities					(18,450)		(18,450)
Stock options granted				428,747			428,747
Net loss	-	-	-	-	-	(2,466,754)	(2,466,754)
Balance at August 31, 2002	6,430,482			429,997	(18,450)	(3,697,391)	3,144,638
Issuance of flow-through common shares for cash	678,589						678,589
Issuance of common shares for cash	1,411,342						1,411,342
Issued on exercise of mineral property option	200,062						200,062
Issued on exercise of warrants	233,389						233,389
Issued on exercise of stock options	35,075						35,075
Issued for mineral properties	16,140						16,140
Unrealized gain (loss) on marketable securities					66,000		66,000
Stock options granted				(63,406)			(63,406)
Tax effect of flow-through shares issued			(177,203)				(177,203)
Net loss	-	-	-	-	-	(2,580,499)	(2,580,499)
Balance at August 31, 2003	9,005,079		(177,203)	366,591	47,550	(6,277,890)	2,964,127
Issuance of flow-through common shares for cash	1,267,200						1,267,200
Issuance of common shares for cash	3,226,590						3,226,590
Issued on exercise of warrants	1,428,406						1,428,406
Issued on exercise of stock options	59,200						59,200
Issued for mineral properties	3,600						3,600
Unrealized gain (loss) on marketable securities					262,072		262,072
Stock options granted				218,391			218,391
Tax effect of flow-through shares issued			(85,398)				(85,398)
Net loss	-	-	-	-	-	(4,766,913)	(4,766,913)
Balance at August 31, 2004	14,990,075		(262,601)	584,982	309,622	(11,044,803)	4,577,275
Issuance of flow-through common shares for cash	259,901						259,901
Issuance of common shares for cash	5,441,078						5,441,078
Issued on exercise of warrants	2,272,462						2,272,462
Issued on exercise of stock options	521,873			(13,022)			508,851
Issued for mineral properties	28,000						28,000
Unrealized gain (loss) on marketable securities					(289,000)		(289,000)
Stock options granted				109,434			109,434
Tax effect of flow-through shares issued			(52,061)				(52,061)
Net loss	-	-	-	-		(8,112,593)	(8,112,593)
Balance at August 31, 2005	23,513,389		(314,662)	681,394	20,622	(19,157,396)	4,743,347
Issuance of common shares for cash	14,898,656						14,898,656
Issued on exercise of warrants	1,181,305						1,181,305
Issued on exercise of stock options	165,418			(47,670)			117,748
Issued for mineral properties	40,000						40,000
Translation adjustment					(658,380)		(658,380)
Unrealized gain (loss) on marketable securities					333,375		333,375
Stock options granted				160,376			160,376
Tax effect of flow-through shares issued			(80,755)				(80,755)
Net loss	-	-	-	-	-	(8,537,460)	(8,537,460)
Balance, August 31, 2006	39,798,768		(395,417)	794,100	(304,383)	(27,694,856)	12,198,212
Issued on exercise of warrants	11,454,791						11,454,791
Issued on exercise of stock options	892,557			(266,982)			625,575
Issued for mineral properties net of costs	227,742						227,742
Unrealized loss on marketable securities					1,520,001		1,520,001
Stock options granted				1,487,660			1,487,660
Translation adjustment					196,444		196,444
Tax effect of flow-through shares issued			105,514				105,514
Net loss	-	-	-	-	-	(10,037,221)	(10,037,221)
Balance, August 31, 2007	52,373,858		(289,903)	2,014,778	1,412,062	(37,732,077)	17,778,718

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.78

Notes to the Audited Consolidated Financial Statements for the year ended August 31, 2010

		Common		Flow-through		Accumulated Deficit accumulated
		shares without		special		other	during exploration	Total
		par value	Obligation to	warrants	Contributed	comprehensive	& development	shareholders’
		Amount	issue shares	Amount	surplus	income	stage	equity
Balance, August 31, 2007		52,373,858		(289,903)	2,014,778	1,412,062	(37,732,077)	17,778,718
Issued on exercise of warrants		1,487,500						1,487,500
Issued on exercise of stock options		1,334,748			(512,924)			821,824
Issued for mineral properties net of costs		163,236						163,236
Translation adjustment						(76,208)		(76,208)
Unrealized loss on marketable securities						(966,001)		(966,001)
Stock options granted					1,288,383			1,288,383
Net loss		-	-	-	-		(11,783,332)	(11,783,332)
Balance, August 31, 2008		55,359,342		(289,903)	2,790,237	369,853	(49,515,409)	8,714,120
Issuance of common shares for cash		34,174,382			5,288,917			39,463,299
Issued on exercise of stock options		411,592			(129,952)			281,640
Translation adjustment						108,145		108,145
Unrealized gain on marketable securities						1,017,002		1,017,002
Stock options granted					2,518,107			2,518,107
Net loss		-	-	-	-	-	(7,347,731)	(7,347,731)
Balance, August 31, 2009		89,945,316		(289,903)	10,467,309	1,495,000	(56,863,140)	44,754,582
Issued on exercise of stock options		1,848,807			(694,608)			1,154,199
Stock options granted					164,895			164,895
Translation adjustment						58,378		58,378
Realized gain on AFS securities transferred to						(1,925,002)		(1,925,002)
income
Net Income		-	-	-	-	-	32,958,313	32,958,313
Balance, August 31, 2010		91,794,123		(289,903)	9,937,596	(371,624)	(23,904,827)	77,165,365

16.	SUBSEQUENT EVENTS

The following events occurred subsequent to year end. These events and other non-material subsequent events may be mentioned elsewhere in these financial statements:

(a)	Bought Deal Financing
On October 1, 2010 the Company announced a bought deal financing for 61.0 million shares at a price of $2.05 per share for gross proceeds of $125,050,000. The underwriters received a commission of 5.5% of the gross proceeds of the offering and were granted an over-allotment option for a further 15% of the shares issued under the offering, also at $2.05 per share.
On November 3, 2010 the Company announced that a further 9,150,000 shares were issued for gross proceeds of $18,757,500 pursuant to the full exercise of the over-allotment option described above. The underwriters also received a commission of 5.5% of the gross proceeds from the over-allotment exercise.
b)	Warrant Exercises
Subsequent to year end 4,416,900 common share purchase warrants have been exercised at a price of $1.75 per share. A total of 12,537,150 common share purchase warrants were issued at $1.75 as a part of the placement on June 16, 2009 as described above at note 7. (d). These warrants have an expiry date of December 16, 2010. None of the warrants had been exercised as of August 31, 2010.
c)	Options Exercises
Subsequent to year end 100,000 common share stock options have been exercised at $1.60 per share as well as 10,000 common share stock option exercised at $1.40 per share.
d)	Options Grant
On November 26, 2010 the Company granted 2,952,500 incentive stock option at a price of $2.10 per share to Directors, Officers, and employees.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.79

NOTE REGARDING FORWARD -LOOKING STATEMENTS:

This report and the documents incorporated by reference herein contain“forward looking statements”and forward-looking information (collectively,“Forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact that address activities, events or developments that Platinum Group Metals Ltd. (the“Company”,“Platinum Group”or“PTM”) believes, expects or anticipates will, may, could or might occur in the future (including without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flows and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production, the Company’s exploration and development plans and objectives with respect to its projects and the successful exercise of the Maseve Subscription Right (defined below) are forward looking statements.

These forward looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the Updated Feasibility Study (defined below) and the forward-looking statements in respect of metal prices and exchange rate are based upon the three year trailing average prices and the assumptions contained in the Updated Feasibility Study.

Forward looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward looking statements, and even if such actual events or results were realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events of the Company to differ materially from current expectations include, among other things: metals price volatility; additional financing requirements; economic and political instability; the ability to obtain and maintain necessary permits; fluctuations in the relative values of the Canadian dollar as compared to the South African Rand and the United States dollar; the ability of the Company to purchase the necessary surface rights for its mineral properties; property title risks including defective title to mineral claims or property; the mineral exploration industry is extremely competitive; South African foreign exchange controls may limit repatriation of profits; the Company’s designation as a“passive foreign investment company”; discrepancies between actual and estimated reserves and resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future; success of exploration activities and permitting time lines; the speculative nature of mineral exploration, development and mining, including the risks of obtaining necessary licenses and permits; exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; the Company’s limited experience with development stage mining operations; the Company has a history of losses; most of the Company’s properties contain no proven reserves; the ability of the Company to retain its key management employees; conflicts of interest; dilution through the exercise of outstanding options and warrants; share price volatility and no expectation of paying dividends; any disputes or disagreements with the Company’s joint venture partners; socio economic instability in South Africa or regionally; the Company’s land in South Africa could be subject to land restitution claims; any adverse decision in respect of the Company’s prospecting or future mining rights and projects in South Africa; the introduction of South African State royalties where the Company’s current mineral reserves are located; and the other risks disclosed under the heading“Risk Factors”in the Company’s annual information form dated November 29, 2010 which is available electronically at www.sedar.com.

Any forward looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward looking statements are reasonable, forward looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

All resource estimates contained in this report have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this report uses the terms“measured resources”,“indicated resources”and“inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them. Under U.S. standards, mineralization may not be classified as a“reserve”unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Information concerning descriptions of mineralization and resources contained in this report may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.80

CORPORATE INFORMATION

R. Michael Jones
Director,
President & CEO

Frank Hallam
Director,
Secretary & CFO

Peter Busse
COO

Offices

CANADA:
Suite 328, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

T 604.899.5450
F 604.484.4710
info@platinumgroupmetals.net
www.platinumgroupmetals.net
Toll Free 1.866.899.5450

SOUTH AFRICA:
Technology House
Greenacres Office Park
Victory Park, Johannesburg 2193
PostNet Suite No. 81
Private Bag X12
Rooseveltpark 2129

T +27(11) 782.2186
F +27(11) 782.4338

Directors & Officers

R. Michael Jones
Director, President & CEO

Frank Hallam
Director, Secretary & CFO

Peter Busse
COO

Dr. Barry Smee
Director

Iain McLean
Director

Eric Carlson
Director

Registered Office

Suite 2300, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

Registrar and Transfer Agent

Computershare Investor Services
3rd Floor, 510 Burrard Street
Vancouver, BC, Canada V6C 3B9

Legal Counsel

Gowlings Lafleur Henderson LLP
Suite 2300, 550 Burrard Street
Vancouver, BC, Canada V6C 2B5

Auditors

Pricewaterhouse Coopers LLP
Suite 700, 250 Howe Street
Vancouver, BC, Canada V6C 3S7

Share Listing

TSX: PTM; NYSE-AMEX: PLG
SEC File #0-33562
CAPITALIZATION
ISSUED & OUTSTANDING: 168,541,692
OPTIONS: 4,870,500
WARRANTS: 8,220,250
FULLY DILUTED: 181,632,442
As of November 25, 2010

Annual General Meeting

Wednesday, January 12, 2011
2:00 pm (PST)
Suite 328, 550 Burrard Street
Vancouver, BC, Canada

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ontrackco.com

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.81

PLATINUM GROUP METALS

PLG:NYSE AMEX
PTM:TSX

SOUTH AFRICA

TECHNOLOGY HOUSE
GREENACRES OFFICE PARK
VICTORY PARK
JOHANNESBURG 2193

POSTNET SUITE NO.81
PRIVATE BAG X12
ROOSEVELTPARK 2129

P +27 (11) 782.2186
F +27 (11) 782.4338

HEAD OFFICE

SUITE 328
550 BURRARD STREET
VANCOUVER, B.C.
CANADA, V6C 2B5

P 604.899.5450
F 604.484.4710
TF 1.866.899.5450

Platinum Group Metals Ltd. (Exploration and Development Stage Company)                                                                                                                                                                                                                                                                                                                                                 P.82